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05009231

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shinsei Bank Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


JUN 23 2005
FINAN

FILE NO. 82- 34775 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 6/23/05

[TRANSLATION]

TSE Stock code: 8303
June 7, 2005

To: Shareholders

Notice of the Annual General Meeting of Shareholders for the 5th Term

Dear Shareholders,

This notice serves to inform you of the convening of the Annual General Meeting of Shareholders for the 5th Term of this Bank as specified on the following page and to cordially invite you to attend the meeting.

Since voting rights can be exercised by either of the following methods, if you are unable to attend the meeting in person, we request you to follow the procedure for exercising voting rights by Thursday, June 23, 2004, by referring to the attached reference materials.

[Exercise of Voting Rights by Post]

Please indicate whether you are for or against the proposals in the enclosed Form for Exercising Voting Rights, attach your seal impression and return it to us by post.

[Website for Exercising Voting Rights via the Internet]

Please access the site to exercise your voting rights (http://www.evote.jp/) using a personal computer or a mobile phone of "i-mode," "EZweb" or "Vodafone live!" and inputting "yes" or "no" to the proposals in accordance with the guidance on the screen.

With respect to the exercise of voting rights through the Internet, you are kindly requested to conform to "Procedures for Exercising Voting Rights via the Internet" described on page 65.

Very truly yours,
For Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Masamoto Yashiro, Chairman and CEO

- Request: When you attend the meeting in person, please submit the enclosed Form for Exercising Voting Rights to the reception at the meeting.
- Note: Please note that this is a translation of the original document, and is provided for reference only. Although this translation is intended to be complete and accurate, the Japanese original shall take precedence in the case of any discrepancies between this translation and the original. Also, with respect to the exercise of voting rights via the internet, some services may not be practically available from outside of Japan, in the English language or for those who act through a standing proxy.

Description of the Meeting

1. Date and Time: Friday, June 24, 2005 at 10:00 am

2. Place: Shinsei Hall, 1F, Head Office, Shinsei Bank, Ltd.
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo

3. Meeting Agenda:

Items for Reporting:

1. Report of Business Report, Consolidated Balance Sheet and Consolidated Income Statement for the 5th Term (from April 1, 2004, to March 31, 2005) and Report of Result regarding Audit of Consolidated Accounting Documents by Accounting Auditor and Audit Committee

2. Report of Balance Sheet and Income Statement for the 5th Term (from April 1, 2004, to March 31, 2005)

3. Report of Appropriation of Retained Earnings for the 5th Term (from April 1, 2004, to March 31, 2005)

Items for Resolution:

Agenda No. 1 Election of Seventeen (17) Directors

Agenda No. 2 Partial Revisions of "Articles of Incorporation"

This Agenda is outlined below in the "Reference Materials Related to Exercise of Voting Rights" (from page 59 to page 62).

Agenda No. 3 Issuance of Stock Acquisition Rights as Stock Options to Directors and Other Staff of the Bank and its Subsidiaries

This Agenda is outlined below in the "Reference Materials Related to Exercise of Voting Rights" (from page 62 to page 64).

Agenda No. 4 Acquisition of Treasury Shares

This Agenda is outlined in the "Reference Materials Related to Exercise of Voting Rights" (page 64).

Business Report for the Fifth Term

(From April 1, 2004, to March 31, 2005)

1. Business Summary

(1) Business Developments and Achievements of the Group

[Overview of the Shinsei Group]

As of March 31, 2005, the Shinsei Group (the Bank and its subsidiaries, etc.) comprised Shinsei Bank and consolidated subsidiaries (76 companies including APLUS Co., Ltd., and Showa Leasing Co., Ltd.) and affiliate companies accounted for by the equity method (nine companies including Shinki Co., Ltd., and BlueBay Asset Management Limited.)(*). We offer a full range of financial services, focusing on banking, and including securities, trust and other services. We consolidate 76 subsidiaries in our consolidated financial statements and use the equity method of accounting for 9 affiliate companies.

[Financial and Economic Environment]

Looking back on the macro-economic environment during fiscal year 2004, the basic economic conditions remain, which were buttressing a recovery of the Japanese economy in the previous fiscal year. Further, the Nikkei 225 Index reached a two-year high of 12,000 yen in April getting the reported fiscal year off to a good start. Due to a surge in the expectation that the real economy will recover and that the inflation rate will become positive, long-term interest rates increased. It was widely interpreted that this increase represented a positive sign in the normalization of the Japanese economy.

As negative sentiment concerning the financial system receded, companies began to hire more workers and make investments in equipment, and demand from foreign countries, mainly the USA and China, was steady; these factors supported a positive economic environment into the summer. However, in the second half of the year, the domestic economy slowed due to external factors such as more sluggish economic growth in the USA, the overheating of China's economy, and a surge in energy prices such as the price of oil, and commodity prices, and internal factors, such as an expected weakening of consumer demand in response to increased public burdens the government has imposed to address the reorganization of the nation's finances.

Overall, however, although divergence became apparent between large companies and small companies, manufacturing businesses and non-manufacturing businesses, and the Tokyo area economy and local economies, we can state that the negative effects of the 1990s has been radically reduced, as seen in the trend of increasing real property prices in first-class areas and the belief that a record level of income was earned in the corporate sector.

The rapid economic growth in the USA and China saw the greatest rate of world economic growth for a single year in the last 20 years. Also, geopolitical risks which could cause disturbances in the economy and financial markets have decreased and conditions seem to have eased in response.

In terms of financial policy, countries worldwide seem to have modified their extremely policies. In the USA, reflecting a solid recovery in economic growth, interest rates were slightly increased in June.

The Bank of Japan still maintains its zero interest rate policy as well as a quantitative easing policy. The Bank of Japan has firmly committed itself to this policy as its strategy in supporting the recovery of the Japanese economy. The Bank of Japan will only consider modifying its policy when it foresees stable and positive trends in the inflation rate and when it becomes certain that the real economy is stably recovering.

Exchange rates for the yen did not become as high as expected, and the dollar/yen exchange rate remained in a fairly tight range, between 103 and 114.

In summary, the pace of worldwide economic growth slightly slowed in the second half of the year, however, in the overall view, it was an acceptable slowdown. Also, the Japanese economy is expected to

---

(*) The Group has 75 non-consolidated subsidiaries.

continue on its path toward a sustainable recovery, thanks to developments and various adjustments in fundamental conditions.

[Business Developments and Achievements of the Group]

(New Stage of Operations)

Shinsei Bank ("the Bank") listed its shares on the First Section of the Tokyo Stock Exchange in February 2004. In April 2004, the Bank converted its charter into that of an ordinary bank from its previous status as a long-term credit bank, further enabling us to offer a wider range of products and services to meet customers' needs.

Furthermore, after the June 2004 annual general meeting of shareholders, we adopted a Company with Committees (*iinkai-tou setchi-gaisha*) board model as stipulated in the Commercial Code. Under this system, we have further strengthened the management supervision function and created an organization that is capable of making management decisions quickly.

In February 2005, New LTCB Partners C.V. ("NLP"), our major shareholder, and its related party distributed approximately 830 million common shares, or roughly 61% of total outstanding common shares, to upstream direct or indirect investors in NLP and its related parties. This was followed by a secondary offering from those investors of approximately 500 million common shares.

(Business Developments and Achievements in the Reported Current Fiscal Year)

Major developments for our business in the reported current fiscal year were as follows.

<Retail Banking>

The number of retail banking accounts with the Bank reached 1.3 million as of March 31, 2005, owing to the comprehensive *PowerFlex* account's growth. Assets under management surpassed ¥3 trillion, supported by a steady increase in *Powered One,* a new type of yen time deposit introduced in April 2004, along with increase in sales of foreign currency deposits, mutual funds and others, leading to the strengthening of our fee income. Retail banking therefore became profitable in the reported term.

We continued our efforts to increase service channels. In June 2004, we opened two new Platinum Centers, located in Ginza, Tokyo and Umeda, Osaka. In December 2004, we opened the first Shinsei BankSpot, at Ginza, Tokyo to create user-friendly banking touch points. We also installed Shinsei Bank ATMs in Kintetsu railway stations and Tokyo Metro subway stations to increase customer convenience.

We further enhanced marketing and services at four housing loan centers. The balance of *PowerSmart* housing loans reached approximately ¥260 billion as of March 31, 2005.

We continue to increase convenience for customers by providing better, more customer-focused products and services.

<Corporate Banking>

In corporate banking, we continued to expand and diversify our revenue sources.

We have been strengthening our non-bank business as a third pillar of business, complementing the institutional and retail banking businesses. We achieved remarkable progress in the period as we acquired a controlling interest in APLUS Co., Ltd., in September 2004 and Showa Leasing Co., Ltd., in March 2005. We also made Shinki Co., Ltd., an equity-method affiliate in October 2004. We are now fully capable of providing installment credit, credit cards, consumer loans and leasing to meet the needs of small and medium-sized enterprises (SMEs) and individual customers.

In our securitization business, we are achieving significant results as a top player in the market with a developed system that can handle a wide range of assets, including loans to companies, lease receivables, credit card receivables, installment receivables, consumer loans, housing loans, apartment loans, commercial real estate and non-performing loans.

We provide various solutions to customers in our corporate revitalization business to improve their profitability and competitiveness.

We periodically hold meetings of the Small and Medium-Sized Enterprise Committee, which is chaired by the president, in order to discuss how to best meet customers' needs.

<*Balance Sheet Structure*>

Non performing claims to be disclosed under the Financial Revitalization Law dropped to ¥51.8 billion, with a non-performing loans ratio of 1.4%, as of March 31, 2005, as a result of the final cleanup of non-performing loans through loan collections and sales. We are reviewing and diversifying our funding structure to reduce funding costs. Funding costs have been declining for both debentures and deposits, thanks to improvements in our ratings and an increase in customer confidence. Our funding base has expanded as well, owing to a steady increase in transactions from corporate as well as retail customers. External ratings agencies have appreciated such improvements to the Bank's financial condition. Rating and Investment Information, Inc. (R&I) upgraded the Bank's long-term rating from "BBB+" to "A−" in August 2004, and Standard & Poor's upgraded the Bank's long-term rating from "BBB" to "BBB+" in December 2004.

Our performance for the reported fiscal year is as follows.

As of March 31, 2005, our group had consolidated total assets of ¥8,576.3 billion, up ¥2,232.5 billion from the previous term.

As for major items, debentures and corporate bonds decreased to ¥1,330.9 billion, down ¥57.7 billion from the previous term; deposits, including negotiable certificates of deposit, increased to ¥3,452.8 billion, up ¥718.3 billion from the previous term; and loans and bills discounted increased to ¥3,430.4 billion, up ¥383.3 billion from the previous term.

Our consolidated operating income was ¥248.6 billion, up ¥76.2 billion from the previous term, and consolidated operating expenses were ¥194.1 billion, up ¥69.2 billion from the previous term. Our net operating income increased to ¥54.4 billion, up ¥7.0 billion from the previous term, and net income increased ¥1.0 billion, to ¥67.4 billion, after we posted extraordinary gains of ¥11.8 billion, extraordinary losses of ¥0.7 billion, income tax of ¥1.4 billion (loss) and adjustment in corporate tax, etc. of ¥3.4 billion (profit).

(Deposits/NCDs)

For the year ended March 31, 2005, deposits increased ¥816.7 billion, due to the popularity of convenient features offered by the comprehensive *PowerFlex* account and sales of structured deposit products that are tailored to customers' needs. As a result, retail deposits increased almost ¥700 billion to approximately ¥2.3 trillion during fiscal 2004. Negotiable certificates of deposit (NCDs) decreased ¥98.4 billion during the term. As a result, the total balance of deposits and NCDs at March 31, 2005, rose ¥718.3 billion to ¥3,452.8 billion.

(Debentures/Bonds)

In line with our business strategy and conversion of bank charter to an ordinary bank, customer deposits have been our primary source of funding, and therefore, debenture volume has been gradually declining. As a result, the total outstanding amount at the term end decreased by ¥57.7 billion to ¥1,330.9 billion.

(Loans)

We promote structured loans such as non-recourse loans. Our lending to non-bank customers and housing loans to retail customers have been gradually increasing. The PowerSmart housing loans increased by about ¥123 billion to approximately ¥264 billion in fiscal 2004. Therefore, during the term loans increased by ¥383.3 billion during fiscal 2004 and the term-end balance was ¥3,430.4 billion. Additionally, due to our continual efforts to extend loans to SMEs, we expect to achieve the target set out in the Plan for Restoring Sound Management.

(Securities/Trading Assets)

The amount of securities decreased by ¥5.0 billion during the term with the term end balance being ¥1,478.2 billion.

Trading assets decreased by ¥466.5 billion during the term with balance of ¥168.5 billion as of March 31, 2005.

(Income)

For the year ended March 2005, non-interest income increased by ¥64.0 billion to ¥147.2 billion due to the robust results in the investment banking business such as securitization, income from investment in distressed and underperforming loans that was promoted as a strategically important business, option income on new structured deposit product introduced to retail customers and steady growth in asset management business, as well as non-interest income generated in APLUS Co., Ltd. At the same time, our interest income grew ¥12.2 billion to ¥101.3 billion in the fiscal year ended March 31, 2005. This is largely due to growth in housing loans to retail customer, lending to non-bank customers and non-recourse and other structured lending to institutional customers. Consequently, operating income (keijou-shuueki) improved by ¥76.2 billion to ¥248.6 billion.

Operating expenses (keijou-hiyou) increased by ¥69.2 billion to ¥194.1 billion. The impact of business expansion was offset by such factors as progress in the redemption of coupon debentures issued in the past and a reduction in fundraising costs due to improved ratings of the bank. Business expenses (eigyou-keihi) increased by ¥27.1 billion yen to ¥97.3 billion from the same term in the previous year. The increase is largely due to acquisition of APLUS and growth in retail banking customers and related transaction activities. We continue to manage our business expenses very tightly. Our ratio of business expenses to operating income improved from 40.7% in the previous term to 39.1%.

Net operating income (keijou-rieki) for the term increased by ¥7.0 billion to ¥54.4 billion. Ordinary business profit before general reserve for loan losses (jisshitsu-gyoumu-jun'eki), which represents core business profit, also rose by ¥29.8 billion to ¥84.9 billion (the Ordinary business profit is based on management accounting basis). Our bank focuses on the credit trading business as one of our main operations and, therefore, ordinary business profit before general reserve for loan losses includes profits or losses from monetary assets held in trust. At the same time, ordinary business profit excludes amortization of APLUS related intangible assets including the fair value adjustments on assets and liabilities.

The reserve for loan losses was reversed in the amount of ¥10.7 billion, and it was posted as an extraordinary gain.

We recorded intangibles assets and residual goodwill as a result of acquisition of APLUS. Intangible assets and residual goodwill are both amortized over 10 to 20 years. For the second half of fiscal 2004, we amortized ¥8.8 billion of intangibles assets and residual goodwill. Furthermore, we amortized ¥2.8 billion of fair value adjustments on assets and liabilities of APLUS.

Due to growth in core business activities, partly offset by intangibles and goodwill amortization, net income after tax (zeibikigo-touki-jun-rieki) increased by ¥1.0 billion yen to ¥67.4 billion. On a non-consolidated basis, net income after tax was ¥68.0 billion yen, up ¥2.7 billion from the previous term. We achieved the ¥66.0 billion net income target for the year as set forth in the Plan for Restoring Sound Management.

Net income per share was ¥46.78.

(Shareholders' Equity)

As a result of the results described above, total shareholders' equity as of March 31, 2005, was ¥786.6 billion, an increase of ¥56.6 billion from a year earlier. Our level of capital remained satisfactory.

[Issues The Group Should Address]

The Shinsei Group is addressing the following issues to achieve a higher level of customer satisfaction and establish a solid position as a new type of financial institution — one that is sound and profitable.

i. Achieving stable, long-term profit growth through customer-driven products and services

The Group is actively developing new products and business areas in an attempt to provide highly value-added products and services in response to increasingly diversified and sophisticated customer needs. We continue to offer a wide range of products and services that better satisfy customers' needs, aiming to achieving stable, long-term profit growth.

ii. Enhancing Shinsei Group's competitiveness and profitability

The Shinsei Group as a whole is working to strengthen risk management while accurately monitoring risk-adjusted return through advanced methods and approaches. We are seeking to realize the optimum allocation of management resources to control each business well. These approaches, as well as our rigorous cost rationalization, will enable us to increase the Group's competitiveness and profitability. We are also aiming to establish a more sound, efficient and profitable financial base by effectively using, and improving the quality of, our capital.

iii. Strengthening corporate governance and highly transparent management

In June 2004, we adopted a Company with Committees board model. As a result, we established a management system which enables us to further strengthen the management function and swift decision making. In addition to the board of directors, we have created nomination, audit and compensation committees, all of which comprise a majority of outside directors. Also, we delegated significant business execution authority to statutory executive officers (*shikkou yaku*) to create an organization that is capable of conducting swift and effective management. Through the Company with Committees system, we, as a listed company, are trying to establish and maintain an efficient internal control system, and to disclose our information in a fair and timely manner to meet investors' needs.

Under our new business model, we aim to be a bank that is always in a leadership position: devoting management resources to strategically important areas and promptly offering value-added products and services that answer our customers' needs and exceed the levels of traditional Japanese financial practices. In our endeavor to deliver on this promise, Better Banking is the key.

Our goals are to become an important and trusted partner for our customers and to contribute to their success by fulfilling their needs for innovative, customer-centric banking solutions. We are committed to increasing our shareholder value through stable, long-term profit growth with transparent, sound management.

All our officers and employees strive to achieve these goals and very much appreciate your continued support and guidance.

Note: The amounts representing the Bank's results mentioned in this document have been rounded down to the unit used. Any ratios less than 0.01 have been rounded down.

(2) Changes in Operating Results of the Group

i Changes in Consolidated Operating Results

	Fiscal 2001 (2nd Fiscal Period)	Fiscal 2002 (3rd Fiscal Period)	Fiscal 2003 (4th Fiscal Period)	Fiscal 2004 (5th Fiscal Period)
	(Billions of yen)			
Consolidated operating revenue	235.9	201.1	172.3	248.6
Consolidated operating income	39.4	33.9	47.3	54.4
Consolidated net income	61.2	53.0	66.4	67.4
Consolidated net assets	623.5	679.8	730.0	786.6
Consolidated total assets	8,069.5	6,706.9	6,343.7	8,576.3

ii Changes in Non-Consolidated Operating Results

	Fiscal 2001 (2nd Fiscal Period)	Fiscal 2002 (3rd Fiscal Period)	Fiscal 2003 (4th Fiscal Period)	Fiscal 2004 (5th Fiscal Period)
	(Billions of yen)			
Deposits	2,384.0	2,602.9	2,778.4	3,528.8
Time deposits	1,239.5	1,537.0	1,180.7	1,786.0
Others	1,144.4	1,065.8	1,597.6	1,742.8
Debentures issued	2,735.2	1,888.4	1,362.2	1,246.8
Coupon debenture	2,442.7	1,804.1	1,295.2	1,218.6
Discount debenture	292.4	84.2	67.0	28.2
Loans	5,012.1	3,673.1	3,217.8	3,443.7
To individuals	40.5	52.6	172.2	292.1
To small and medium-sized businesses	2,192.0	1,733.0	1,691.3	1,744.4
Others	2,779.5	1,887.4	1,354.2	1,407.1
Trading assets	591.0	356.4	633.4	166.8
Trading liabilities	347.6	118.2	90.3	64.2
Securities	1,493.0	1,768.0	1,508.2	1,820.7
Japanese government bonds	938.4	1,347.8	868.3	586.7
Others	554.6	420.1	639.8	1,233.9
Total assets	8,366.6	6,763.7	6,406.3	6,396.3
Net assets	617.3	680.3	729.2	788.9
Domestic exchange transactions	32,824.8	29,086.9	26,050.6	27,834.4
	(Millions of dollars)	(Millions of dollars)	(Millions of dollars)	(Millions of dollars)
Foreign remittance transactions	9,263	11,951	10,715	14,200
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Net operating income	38,484	38,089	44,806	46,697
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Net income	60,738	59,091	65,320	68,097
	(Yen)	(Yen)	(Yen)	(Yen)
Net income per share	20.92	20.32	45.23	47.27

[Notes] 1. In the amounts shown above, figures below the first decimal place have been omitted.

2. Due to an amendment to the form attached to the Enforcement Regulation of The Long Term Credit Banking Law, the former terms "Income" and "Income per share" have been respectively changed to "Net Income" and "Net Income per share", from fiscal 2003 (4th term).

3. We converted from a long-term credit bank to an ordinary bank as of April 1, 2004. In accordance with this conversion, we have begun to use a different form from the reported term.

4. "Deposits" and "Deposits-Others" include negotiable certificates of deposit.

5. We have calculated "Net income per share" by dividing the net income after deducting the planned amount of dividends for preferred shares by the average number in the relevant term of the issued shares (excluding treasury shares) until fiscal 2001. However, from fiscal 2002, we have used the "Accounting Standard for Net Profit Per Share" (Corporate Accounting Standard No. 2) in calculating the net income per share.

(3) Significant Events in this Corporate Group that Occurred After the Closing of Fiscal 2004 Financials

— Not applicable.

2. Current Conditions

(1) Changes in Capital Stock

	March 31, 2005	March 31, 2004
	(Millions of yen)	
Capital stock	451,296	451,296

[Note] Figures of less than one million yen have been rounded down.

(2) Common and Preferred Shares

i Number of shares

		(Thousands of shares)
Number of shares authorized	Common shares:	2,500,000
	Class A preferred shares:	74,528
	Class B preferred shares:	600,000
Number of shares issued	Common shares:	1,358,537
	Class A preferred shares:	74,528
	Class B preferred shares:	600,000

[Notes] 1. Numbers of shares shown here have been rounded down to thousands of shares.

2. Article 5 of the Articles of Incorporation of the Bank stipulates as follows:

The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class A preferred shares and six hundred million (600,000,000) shares shall be Class B preferred shares (Class A preferred shares and Class B preferred shares being hereinafter collectively referred to as the "Preferred Shares"); provided, however, that, if any common shares are retired or any Preferred Shares are retired or converted into common shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.

ii Number of shareholders at the end of the current fiscal year

Common shares: .... 101,791 shareholders
Class A preferred shares: .... 1 shareholder
Class B preferred shares: .... 1 shareholder

iii Major shareholders

a) Common shares

	Investment in the Bank		*Investment of the Bank in the major shareholders*	
Name of shareholder	**Number of common shares (thousands)**	**Shareholding percentage (%)**	**Number of common shares**	**Shareholding percentage (%)**
Mellon Bank Treaty Clients Omnibus (Note 3)	241,681	17.78%	—	—
Mellon Bank NA as agent for its client JCF Special Interest LP (Note 4) ..	68,109	5.01%	—	—
State Street Bank and Trust Company	53,492	3.93%	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,126	2.95%	—	—
Morgan Stanley and Company Inc.....	37,096	2.73%	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	35,909	2.64%	—	—
Mellon Bank NA AAFIC ST1 New LTCB Partners CV Shinsei Bank ...	34,371	2.53%	—	—
The Chase Manhattan Bank NA London	26,234	1.93%	—	—
Mellon Bank NA as agent for its client Ripplewood Holdings Special Interest LP (Note 5)	25,375	1.86%	—	—
Japan Securities Finance Co., Ltd.	20,337	1.49%	—	—

[Notes] 1. The number of common shares shown here has been rounded down to thousands of shares.

2. Percentages of investment have been rounded down to the second decimal place.

3. Mr. J. Christopher Flowers, a director of the Bank, has reported to the Bank that he holds the actual voting rights for 5,191,294 of the shares held in the name of "Mellon Bank Treaty Clients Omnibus." Mr. David Rockefeller and Mr. Michael J. Boskin have reported to the Bank that they hold the actual voting rights for 370,595 shares and 105,783 shares, respectively, of the shares held in the name of "Mellon Bank Treaty Clients Omnibus".

4. Mr. J. Christopher Flowers, a director of the Bank, has reported to the Bank that he holds the actual voting rights for shares held in the name of "Mellon Bank NA as agent for its client JFC Special Interest LP."

5. Timothy C. Collins, a director of the Bank, has reported to the Bank that he holds the actual voting rights for shares held in the name of "Mellon Bank NA as agent for its client Ripplewood Holdings Special Interest LP."

b) Class A preferred shares

Name of shareholder	Investment in the Bank		Investment of the Bank in the major shareholders	
	Thousands of shares	Shareholding percentage (%)	Number of shares	Shareholding percentage (%)
Deposit Insurance Corporation	74,528	100.00	—	—

c) Class B preferred shares

Name of shareholder	Investment in the Bank		Investment of the Bank in the major shareholders	
	Thousands of shares	Shareholding percentage (%)	Number of shares	Shareholding percentage (%)
Resolution and Collection Corporation	600,000	100.00	—	—

iv Acquisition, disposal and holding of treasury stock

a) Acquisition of treasury stock

Common shares	5,143 shares
Total acquisition cost	¥3,422 thousand

The above common shares were all acquired through the purchase of common shares constituting less than one full unit.

b) Disposal of treasury stock

Not applicable

c) Cancelled treasury stock

Not applicable

d) Treasury stock held at the end of current fiscal year

Common shares 6,749 shares

e) Treasury stock purchased after the annual general meeting of shareholders for the fourth fiscal year in accordance with the resolution of the Board of Directors based on the Articles of Incorporation

Not applicable

[Note] Total acquisition cost presented herein has been rounded down to one thousand yen.

(3) Employees of the Group

	March 31, 2004	March 31, 2005
Banking (Note 2)	2,032	4,667
Securities	46	40
Trusts	45	44
Other	257	262
Total	2,380	5,013

[Notes] 1. The number of employees includes local hires at overseas locations.

2. The sharp increase in employee numbers is due primarily to the inclusion during the fiscal year of two companies, APLUS Co., Ltd. and Showa Leasing Co., Ltd., as consolidated subsidiaries. The combined number of employees at these two companies was 2,690 as of March 31, 2005.

(4) Business Offices of the Group

i Banking

a) Locations

	March 31, 2004		March 31, 2005	
	Locations	Of which, small branch offices	Locations	Of which, small branch offices
Hokkaido, Tohoku	2	—	13	—
Kanto	27	2	68	4
(of which, in Tokyo)	(23)	(2)	(37)	(4)
Chubu	3	—	23	—
Kinki	8	1	23	1
Chugoku, Shikoku, Kyushu	4	—	31	—
Total in Japan	44	3	158	5
Overseas	4	—	5	—
Total	48	3	163	5

[Note] In addition to the locations indicated above, the Bank had one representative office as of March 31, 2005 (and one as of March 31, 2004). In addition, at the end of the fiscal year the Bank had 10 financial institutions operating as agents, down from 39 on March 31, 2004. On March 31, 2005, the Bank also operated 102 automated cash dispensers outside its branches. The reason for the sharp increase in the Banking business's number of locations during the fiscal year was the consolidation of APLUS Co., Ltd. and Showa Leasing Co., Ltd. As of March 31, 2005, these two companies had a total of 113 locations, none of which were representative offices.

b) Offices Established during the Period

Company	Facility	Location
Shinsei Bank, Limited	Ginza office	8-1, Ginza 5-chome, Chuo-ku, Tokyo, Japan
Shinsei Bank, Limited	Ginza Corridor Street Annex	2-1, Ginza 6-chome, Chuo-ku, Tokyo, Japan
SB Advisors Co., Ltd.	Head office	18th Floor, Seoul Finance Centre, B4 Taepyungro 1-ga, Chung-gu, Seoul, Korea
APLUS Co., Ltd.	Kawasaki office	3-15, 3-chome, Hisamoto, Takatsu-ku, Kawasaki, Kanagawa

ii Trust Business

Principal Company and Office

Company	Facility	Location
Shinsei Trust & Banking Co., Ltd.	Headquarters	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo

iii Securities

Principal Companies and Offices

Company	Facility	Location
Shinsei Securities Co., Ltd.	Headquarters	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Shinsei International Limited	Headquarters	Buchanan House, 3 St James's Square, London SW1Y, United Kingdom

iv Others

Principal Companies and Offices

Company	Facility	Location
Shinsei Information Technology Co., Ltd.	Headquarters	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Shinsei Business Services Co., Ltd.	Headquarters	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Shinsei Real Estate Valuation Services Co., Ltd.	Headquarters	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
The Shinsei Card Co., Ltd.	Headquarters	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Shinsei Investment Management Co., Ltd.	Headquarters	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo

(5) Major Subsidiaries

Name	Address	Major business	Establishment date	Capital	Shinsei shares	Other
APLUS Co., Ltd.	Osaka Prefecture Osaka City	Consumer credit business Consumer credit	October 6, 1956	¥15,000 million	67.73% (67.12%)	—
Showa Leasing Co., Ltd.	Tokyo Metropolis Shinjuku Ward	Leasing business	April 2, 1969	¥42,149 million	96.51%	—
Shinsei Trust & Banking Co., Ltd.	Tokyo Metropolis Chiyoda Ward	Trust business	November 27, 1996	¥5,000 million	100.00%	—
Shinsei Securities Co., Ltd.	Tokyo Metropolis Chiyoda Ward	Securities business	August 11, 1997	¥5,500 million	100.00%	—
Shinsei Sales Finance Co., Ltd.	Tokyo Metropolis Chiyoda Ward	Shopping credit business	December 10, 1987	¥350 million	100.00%	—

[Notes] 1. Fractions smaller than one million yen have been omitted.

2. Numbers included in parentheses, (), in the "Shinsei shares" column indicate indirect holdings.

3. Shinsei has 76 consolidated subsidiaries including the major subsidiaries listed above, as well as nine affiliated companies that are accounted for by the equity method. In the fiscal year, these companies generated consolidated operating income of ¥248.6 billion, up ¥76.2 billion from the preceding fiscal year, and consolidated net income of ¥67.4 billion, up ¥1.0 billion.

4. During the term, Shinsei acquired shares in APLUS and Showa Leasing, and began counting these companies as consolidated subsidiaries.

Summary of Important Business Alliances

1. The Bank offers automated cash withdrawal services through the mutual use of ATMs under alliance relationships with the following financial institutions.

City banks:

Saitama Resona Bank, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, UFJ Bank Limited, Resona Bank, Ltd.

Trust and banking companies:

The Sumitomo Trust & Banking Co., Ltd., The Chuo Mitsui Trust and Banking Co., Ltd., Mizuho Trust & Banking Co., Ltd., The Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited

Long-term credit bank: Aozora Bank, Ltd.

Others: The Shoko Chukin Bank

2. The Bank offers cash withdrawal and depository services through ATMs under alliances with IY Bank Co., Ltd.

3. The Bank offers cash withdrawal and depository services and mutual fund transfer services through the mutual use of ATMs under alliances with the postal savings system.

3. Directors and Statutory Executive Officers

The Bank adopted the Company with Committees board model on June 24, 2004.

(1) Directors (March 31, 2005)

Position	Name	Responsibilities
*Director	Masamoto Yashiro	
*Director	Thierry Porté	
° Director......	Akira Aoki	Senior Advisor, Japan Securities Finance Co., Ltd.
° Director......	Michael J. Boskin	Professor, Stanford University
° Director......	Emilio Botín	Chairman, Grupo Santander
° Director......	Timothy C. Collins	CEO, Ripplewood Holdings, LLC
° Director......	J. Christopher Flowers	Chairman, J. C. Flowers & Co., LLC
° Director......	Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
° Director......	Shigeru Kani	Advisor, NEC Corporation Former Director, Administration Department, The Bank of Japan
° Director......	Minoru Makihara	Senior Corporate Advisor, Mitsubishi Corporation
° Director......	Donald B. Marron	Chairman and CEO, Lightyear Capital, LLC
° Director......	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
° Director......	Yasuharu Nagashima	Lawyer
° Director......	Nobuaki Ogawa	Lawyer
° Director......	David Rockefeller	

Committee memberships;

Nomination Committee:	Minoru Makihara(Chairman), Michael J. Boskin, Timothy C. Collins, J. Christopher Flowers, David Rockefeller, Masamoto Yashiro*
Audit Committee:	Akira Aoki(Chairman), Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee:	J. Christopher Flowers(Chairman), Emilio Botín, Timothy C. Collins, Minoru Makihara, Donald B. Marron, Martin G. McGuinn

[Note] 1. Directors with "*" are also statutory executive officers

2. Directors with "○" are Outside Directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan

3. Directors and Auditors who retired during FY 2004 are as follows:

Senior Managing Director	Hidebumi Mori	Resigned on April 15, 2004
Senior Managing Director	Teruaki Yamamoto	Resigned as director on June 24, 2004
Director	Tadashi Ishikuro	Retired as director on June 24, 2004 because of completion of his term of office
Auditor	Koji Saito	Retired on June 24, 2004 as a result of conversion to a Company with Committees System
Auditor	Akira Sudo	ditto
Auditor	Makiko Yasuda	ditto

(2) Statutory Executive Officers (As of March 31, 2005)

Position	Name	Responsibilities
Representative Statutory Executive Officer, Chairman and President.....	Masamoto Yashiro	Chief Executive Officer
Representative Statutory Executive Officer, Vice Chairman	Thierry Porté	
Representative Statutory Executive Officer, Senior Managing Executive Officer	Teruaki Yamamoto	Head of Institutional Banking Group
Senior Managing Executive Officer	Dhananjaya Dvivedi	Head of Banking Infrastructure Group
Senior Managing Executive Officer	Clark Graninger	Head of Institutional Banking Group
Senior Managing Executive Officer	John E. Mack	Chief Financial Officer, Head of Finance Group
Senior Managing Executive Officer	Janak Raj	Head of Risk Management Group
Senior Managing Executive Officer	K. Sajeeve Thomas	Head of Retail Banking Group
Managing Executive Officer	Tadashi Ishikuro	Head of Corporate Affairs Group
Managing Executive Officer	Satoru Katayama	Deputy Head of Retail Banking Group
Managing Executive Officer	Masazumi Kato	Head of Financial Institutions and Capital Markets Sub-Group
Managing Executive Officer	Junzo Tomii	Head of Corporate Banking Business Sub-Group, Head of Corporate Business Solutions Sub-Group

---

[Note] A change to the post of Statutory Executive Officer effective May 1, 2005, was as follows:

Junzo Tomii   Head of Corporate Banking Business Sub-Group

4. Compensation and Other Consideration for the Services of Directors, Statutory Auditors and Statutory Executive Officers

The Bank adopted a Committee with Committees board model following a resolution at the annual general meeting of shareholders held on June 24, 2004. Consequently, we describe as follows:

(1) Compensation, etc. Paid to Directors and Statutory Auditors

<For three months beginning from April 1, 2004, to June 30, 2004>

	Directors		Statutory auditors		Total	
	Number	Amount	Number	Amount	Number	Amount
Compensation based on resolution at the annual general meeting of shareholders	15 people (Note 1)	¥62 million (Note 2)	3 people (Note 1)	¥8 million (Note 3)	18 people	¥71 million
Bonuses appropriated from retained earnings	—	—	—	—	—	—
Retirement bonus upon resolution at the annual general meeting of shareholders	1	64	3	26	4	91
Total		127		35		163

[Notes] 1. Three directors and three statutory auditors who retired during the period are included in the number.

2. The upper limit of the compensation set by resolution at the annual general meeting of shareholders held on June 1991 is ¥80 million per month.

3. The upper limit of the compensation set by resolution at the annual general meeting of shareholders held on June 1994 is ¥8 million per month.

(2) Compensation, etc. Paid to Directors and Statutory Executive Officers

<For nine months beginning from July 1, 2004 to March 31, 2005>

	Directors		Statutory executive officers		Total	
	Number	Amount	Number	Amount	Number	Amount
Fixed amount based on resolution of the Compensation Committee	13 people (Note 1)	¥102 million	12 people	¥887 million	25 people	¥989 million
Non-cash compensation based on resolution of the Compensation Committee	—	—	6 people	¥39 million	6 people	¥39 million
Total		¥102 million		¥926 million		¥1,029 million

[Notes] 1. The Bank paid no director compensation to statutory executive officers, who are also directors.

2. The Bank does not pay performance-linked remuneration to directors.

3. The Bank estimated and reserved ¥729 million for performance-linked remuneration to statutory executive officers at the end of fiscal 2004 based upon a certain standard, and the amount was resolved at a meeting of the Compensation Committee held in May 2005.

4. Stock acquisition rights were granted to statutory executive officers by the Bank for shares of common stock of the Bank without charge. The contents of stock acquisition rights are shown in "Details of Stock Acquisition Rights Issued with Especially Favorable Terms to Persons Other Than Shareholders during the Year Ended March 31, 2005" below.

5. Stock Acquisition Rights

Stock Acquisition Rights Currently Issued

	Stock Acquisition Rights No. 1	**Stock Acquisition Rights No. 2**	**Stock Acquisition Rights No. 3**
Resolution date of Board of Directors meeting	June 24, 2004	September 17, 2004	December 2, 2004
Number of stock acquisition rights	9,455	161	25
Type of share and number of shares	Common stock 9,455,000 shares	Common stock 161,000 shares	Common stock 25,000 shares
Issue price of stock acquisition rights	¥0	¥0	¥0
Amount per share to be paid upon exercising the stock acquisition right	¥684	¥646	¥697

Details of Stock Acquisition Rights Issued with Especially Favorable Terms to Persons Other Than Shareholders during the Year Ended March 31, 2005

<table>
<tr><th></th><th>Stock Acquisition Rights No. 1</th></tr>
<tr><td>(1) Number of the stock acquisition rights issued</td><td>9,455</td></tr>
<tr><td>(2) Type and number of shares under stock acquisition rights</td><td>Common stock / 9,455,000 shares</td></tr>
<tr><td>(3) Issue price of stock acquisition right</td><td>0 yen</td></tr>
<tr><td>(4) Amount per a share to be paid upon exercising the stock acquisition right</td><td>684 yen</td></tr>
<tr><td>(5) Exercise period of stock acquisition rights</td><td>From July 1, 2006 to June 23, 2014</td></tr>
<tr><td>(6) Conditions for exercising stock acquisition rights</td><td>1) In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.
2) Stock Acquisition Rights holders may exercise their rights between July 1, 2006 and June 30, 2007 with respect to only one half of Stock Acquisition Rights granted to them. (any amount less than one shall be rounded up)
3) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other ways.
4) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights" between the Bank and Stock Acquisition Rights holders based on resolutions of the 4th Annual General Meeting of Shareholders of the Bank and each Board of Directors meeting held on the day shown at the end.</td></tr>
<tr><td>(7) Cancellation events and conditions of stock acquisition rights</td><td>1) If the Annual General Meeting of Shareholders approves a merger agreement that stipulates the Bank as the dissolving company or if the Annual General Meeting of Shareholders approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge.
2) If Stock Acquisition Rights holders fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Rights" between the Bank and Stock Acquisition Rights holders based on resolutions of the 4th Annual General Meeting of Shareholders of the Bank and each Board of Directors meeting held on the day shown at the end or the legal heir of a Stock Acquisition Right holder does not take the succession procedures within a term fixed by the Bank and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock Acquisition Rights herein.</td></tr>
<tr><td>(8) Details of favorable terms</td><td>Stock Acquisition Rights have been allotted in gratis.</td></tr>
<tr><td>(9) Name of persons who received allotments and the number of stock acquisition rights</td><td>1) Statutory Executive Officers of the Company
Total 11 people, 1,111 Stock Acquisition Rights
<table>
<tr><th>Name</th><th>Number</th><th>Name</th><th>Number</th></tr>
<tr><td>Thierry Porté</td><td>473</td><td>Tadashi Ishikuro</td><td>30</td></tr>
<tr><td>Teruaki Yamamoto</td><td>150</td><td>John E. Mack</td><td>27</td></tr>
<tr><td>Clark Graninger</td><td>122</td><td>Junzo Tomii</td><td>25</td></tr>
<tr><td>Dhananjaya Dvivedi</td><td>115</td><td>Masazumi Kato</td><td>25</td></tr>
<tr><td>K. Sajeeve Thomas</td><td>68</td><td>Satoru Katayama</td><td>20</td></tr>
<tr><td>Janak Raj</td><td>56</td><td></td><td></td></tr>
</table>
2) Certain Employees and Others
(9 persons below are Employees of the Bank)
<table>
<tr><th>Name</th><th>Number</th><th>Name</th><th>Number</th></tr>
<tr><td>Sang-Ho Sohn</td><td>108</td><td>Keith Fujii</td><td>51</td></tr>
<tr><td>Douglas Smith</td><td>96</td><td>Yoshitaka Hata</td><td>51</td></tr>
<tr><td>Daniel Shireman</td><td>81</td><td>Mark Cutis</td><td>50</td></tr>
<tr><td>Nitin Bajpai</td><td>67</td><td>Stuart Baker</td><td>49</td></tr>
<tr><td>Chris Martin</td><td>58</td><td></td><td></td></tr>
</table>
3) Stock Acquisition Rights Issued to Certain Employees and Others
<table>
<tr><th>Granted person</th><th>Number of persons</th><th>Number of rights</th><th>Type and number of shares under stock acquisition rights</th></tr>
<tr><td>Employees of the Bank</td><td>2,182</td><td>8,313</td><td>Common Stock 8,313,000</td></tr>
<tr><td>Directors of the Bank's Subsidiaries</td><td>3</td><td>31</td><td>Common Stock 31,000</td></tr>
</table></td></tr>
<tr><td>Resolution date of Board of Directors meeting</td><td>June 24, 2004</td></tr>
</table>

[Notes] 2) We listed above the top ten "certain employees and others" to whom stock acquisition rights were allotted as determined after summation of the stock acquisition rights granted from the first to the third issue.

Details of Stock Acquisition Rights Issued with Especially Favorable Terms to Persons Other Than Shareholders during the Year Ended March 31, 2005

	Stock Acquisition Rights No. 2	Stock Acquisition Rights No. 3
(1) Number of the stock acquisition rights issued	161	25
(2) Type and number of shares under stock acquisition rights	Common stock / 161,000 shares	Common stock / 25,000 shares
(3) Issue price of stock acquisition right	0 yen	0 yen
(4) Amount per a share to be paid upon exercising the stock acquisition right	646 yen	697 yen
(5) Exercise period of stock acquisition rights	From July 1, 2006 to June 23, 2014	From July 1, 2006 to June 23, 2014
(6) Conditions for exercising stock acquisition rights	1) In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder. 2) Stock Acquisition Rights holders may exercise their rights between July 1, 2006 and June 30, 2007 with respect to only one half of Stock Acquisition Rights granted to them. (any amount less than one shall be rounded up) 3) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other ways. 4) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights' between the Bank and Stock Acquisition Rights holders based on resolutions of the 4th Annual General Meeting of Shareholders of the Bank and each Board of Directors meeting held on the day shown at the end.	
(7) Cancellation events and conditions of stock acquisition rights	1) If the Annual General Meeting of Shareholders approves a merger agreement that stipulates the Bank as the dissolving company or if the Annual General Meeting of Shareholders approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge. 2) If Stock Acquisition Rights holders fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Rights" between the Bank and Stock Acquisition Rights holders based on resolutions of the 4th Annual General Meeting of Shareholders of the Bank and each Board of Directors meeting held on the day shown at the end or the legal heir of a Stock Acquisition Right holder does not take the succession procedures within a term fixed by the Bank and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock.Acquisition Rights herein.	
(8) Details of favorable terms	Stock Acquisition Rights have been allotted in gratis.	Stock Acquisition Rights have been allotted in gratis.
(9) Name of persons who received allotments and the number of stock acquisition rights	1) Certain Employees and Others **Name** / **Number** Takashi Yamamura .... 119 2) Stock Acquisition Rights Issued to Certain Employees and Others **Granted person**: Employees of the Bank **Number of persons**........... 3 **Number of rights**............ 161 **Type and number of shares under stock acquisition rights**: Common Stock 161,000	1) Stock Acquisition Rights Issued to Certain Employees and Others **Granted person**: Employees of the Bank **Number of persons**........... 1 **Number of rights**............ 25 **Type and number of shares under stock acquisition rights**: Common Stock 25,000
Resolution date of Board of Directors meeting	September 17, 2004	December 2, 2004

[Notes] 1) We listed above the top ten "certain employees and others" to whom stock acquisition rights were allotted as determined after summation of the stock acquisition rights granted from the first to the third issue.

6. Outline of the Resolution of the Board of Directors Concerning Matters Necessary for the Execution of Duties of the Audit Committee

The Audit Committee has been established to audit the execution of duties of Directors and Statutory Executive Officers following the adoption of the Company with Committees (*iinkai-tou setchi-gaisha*) board model. Furthermore, the Board of Directors has stipulated, mainly in the Internal Control Rules, the details of matters necessary for the execution of duties of the Audit Committee pursuant to Article 21-7, Paragraph 1, Item 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit Etc., of Kabushiki Kaisha and Article 193 of the Rules for the Enforcement of the Commercial Code. The outline of these Rules is as follows.

(1) Matters concerning employees assisting the Audit Committee in its duties and securing the independence of the said employees from Statutory Executive Officers

It is stipulated that the Office of Audit Committee shall be established to assist the duties of the Audit Committee and that the General Manager of the Office of Audit Committee shall be an employee who assists the duties of the Audit Committee. Such an employee shall be referred to as the "Assistant." The General Manager of the Office of Audit Committee is required to report the results of its business to the Audit Committee.

Matters such as the appointment, removal and relocation of the Assistant are determined by the Board of Directors, subject to the consent of the Audit Committee. This ensures the independence of the Assistant from Statutory Executive Officers. Changes in wages and other remuneration for the Assistant are also subject to the prior consent of the Audit Committee.

(2) Matters to be reported by Statutory Executive Officers and employees to the Audit Committee and other matters concerning reporting to the Audit Committee

Statutory Executive Officers and employees are required to report to the Audit Committee, without delay and by the stipulated method, any matters concerning the discovery of facts which may cause significant damage to the Bank and any other matters separately prescribed by the Board of Directors or the Audit Committee.

Furthermore, the Audit Committee is to receive reports from the Internal Audit Division, the Credit Assessment Division, the Finance Group, the Risk Management Group, the Legal and Compliance Division and other Divisions anytime as necessary in order to audit the implementation of internal controls.

(3) Matters concerning the retention and maintenance of information relating to the execution of the duties of Statutory Executive Officers

Statutory Executive Officers are required to retain or maintain, with adequate care, information relating to the execution of their duties, appropriate to each type of storage media, to prevent information leaks, and are required to supply such information as appropriate upon a request from the Audit Committee. In addition, information relating to the execution of duties of Statutory Executive Officers and employees is required to ensure management in accordance with the Information Security Policy.

(4) Matters concerning regulations and systems for the risk management of losses

The Shinsei Risk Management Policy has been prescribed as a basis for the risk management of losses and a risk management system has been constructed in accordance with such policy.

(5) Other matters concerning systems to ensure the efficient execution of duties by Statutory Executive Officers in accordance with laws, ordinances and the Articles of Incorporation

As the basis of a system to ensure the efficient execution of duties by Statutory Executive Officers in accordance with laws, ordinances and the Articles of Incorporation, the Code of Ethics, which constitutes the Charter of Corporate Ethics and the Staff Code of Conduct, has been established. All officers and employees are required to comply with this Code. Internal regulations are stipulated under this Code, as necessary, to regulate the details of the behavior of Bank staff.

To verify the implementation of the above internal controls, the Internal Audit Division conducts internal audits in accordance with the Internal Audit Policy and reports the results thereof to the President and the Audit Committee.

7. Policy for the Compensation of Directors and Statutory Executive Officers

Compensation Policy

The policy for the compensation of directors and statutory executive officers determined and adopted by the Compensation Committee is as follows.

(1) Basic Policy

- Officers' remuneration compensation to be determined on:
  - (a) The Officers' performance
  - (b) The Bank's performance
  - (c) Market competitiveness
- Officers' remuneration compensation to be viewed in terms of the Total Reward.
- Expatriate benefit package to be provided to expatriate officers.

(2) Outside Directors' Remuneration

- Total Reward to be set at global standard level.
- Total Reward may consist of fixed remuneration, a retirement allowance and other appropriate awards.

(3) Executive Directors and Statutory Executive Officers

- Total Reward objectives:
  - Attract and retain high performing individuals
  - Provide appropriate incentives to improve the Bank's business execution
- Total Reward may consist of fixed remuneration, performance linked remuneration, equity awards, a retirement allowance and other appropriate awards.
- Total Reward is to be determined with consideration to individual contributions to the Bank's success.
- Total Reward to be paid to Statutory Executive Officers is for Statutory Executive Officers, not for Directors.

8. Fees to Shinsei's Independent Accounting Auditor

	(Millions of yen)
Amount of all fees to the independent accounting auditor (including Shinsei's subsidiaries)	646
Including Amount of fees for certification of audit (including Shinsei's subsidiaries)	383
Including Amount of fees which the Bank shall pay to the independent accounting auditor for certification of audit (only Shinsei)	145

[Note] The above amount of fees which the Bank pays to the independent accounting auditor for certification of audit includes fees paid to the Bank's independent auditor for auditing pursuant to the Securities and Exchange Law of Japan.

SHINSEI BANK, LIMITED, AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2005

	Millions of yen
ASSETS	
Cash and due from banks	¥ 277,593
Call loans	70,000
Collateral related to securities borrowing transactions	3,744
Other monetary claims purchased	320,379
Trading assets	168,501
Monetary assets held in trust	372,224
Securities	1,478,219
Loans and bills discounted	3,430,421
Foreign exchanges	8,550
Other assets	850,440
Premises and equipment	418,938
Deferred discounts on and issuance expenses for debentures	284
Deferred tax assets	24,623
Consolidation goodwill, net	244,042
Customers' liabilities for acceptances and guarantees	1,058,161
Reserve for credit losses	(149,799)
Total assets	¥8,576,328
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Deposits	¥3,080,206
Negotiable certificates of deposit	372,607
Debentures	1,242,632
Call money	204,295
Commercial paper	13,300
Trading liabilities	69,101
Borrowed money	1,160,265
Foreign exchanges	20
Corporate bonds	88,344
Other liabilities	412,763
Accrued employees bonuses	10,276
Reserve for retirement benefits	3,376
Reserve for loss on disposition of premises and equipment	153
Reserve under special law	2
Deferred tax liabilities	20,262
Acceptances and guarantees	1,058,161
Total liabilities	7,735,769
Minority interests in subsidiaries	
Minority interests in subsidiaries	53,891
Shareholders' equity:	
Capital stock	451,296
Capital surplus	18,558
Retained earnings	311,039
Net unrealized gain on securities available-for-sale, net of taxes	3,043
Foreign currency translation adjustments	2,738
Treasury stock, at cost	(9)
Total shareholders' equity	786,667
Total liabilities, minority interests in subsidiaries and shareholders' equity	¥8,576,328

SHINSE BANK, LIMITED, AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal year ended March 31, 2005

	Millions of yen
OPERATING INCOME	
Interest income	¥101,396
Interest on loans and discounts	77,353
Interest and dividends on securities	15,862
Interest on call loans	26
Interest on receivables under resale agreement	0
Interest on collateral related to securities borrowing	6
Interest on deposits with banks	2,834
Interest on interest swaps	4,267
Other interest income	1,046
Fees and commissions	57,690
Trading income	23,992
Other business income	38,231
Other operating income	27,330
Total operating income	248,641
OPERATING EXPENSES	
Interest expenses	34,497
Interest on deposits	13,533
Interest on negotiable certificates of deposit	137
Interest on debentures	6,184
Interest on call money	626
Interest on payables under repurchase agreements	6
Interest on collateral related to securities lending	4
Interest on commercial paper	93
Interest on borrowings	12,924
Interest on corporate bonds	687
Other interest expenses	299
Fees and commissions	15,308
Other business expenses	15,475
General and administrative expenses	97,317
Other operating expenses	31,588
Amortization of consolidation goodwill	4,918
Amortization of identified intangible assets	3,919
Other operating expenses	22,751
Total operating expenses	194,186
NET OPERATING INCOME	54,454
Extraordinary income	11,845
Recoveries of written-off claims	779
Gain on reversal of reserve for credit losses	10,774
Other extraordinary income	292
Extraordinary expenses	702
Loss on property sold	517
Provision for loss on disposition of premises and equipment	153
Reserve for contingent liabilities from securities transactions	1
Other extraordinary expenses	31
Income before income taxes and minority interests	65,597
Income tax expense — current	1,438
Income tax expense — deferred	(3,444)
Minority interest in net income of subsidiaries	168
NET INCOME	¥ 67,435

< Policy for Working on Consolidated Financial Statements >

The definitions of subsidiaries and affiliates are based on Article 2, Clause 8 of the Banking Law and Article 4, Clause 2 of the Banking Law Enforcement Ordinance.

(1) Scope of consolidation

(a) Consolidated subsidiaries: 76 companies

Major Subsidiaries

APLUS Co., Ltd.
Showa Leasing Co., Ltd.
Shinsei Trust & Banking Co., Ltd.
Shinsei Securities Co., Ltd.
Shinsei Sales Finance Co., Ltd.

From this fiscal year, APLUS Co., Ltd., Showa Leasing Co., Ltd. and other 10 companies(*) are included due to the purchase of stocks, Shinsei International Limited and other 6 companies are included due to the establishment and YMS FUNDING and 7 other company are included due to the acquisition of controlling power.

On the other hand, Apollo Finance Co., Ltd. and Tokyo Mortgage Co., Ltd. are excluded because those were merged into Shinsei Property Finance Co., Ltd during this fiscal year.

(*) Of these, APLUS Ltd. and its six subsidiaries are consolidated from October 1 regarding the statements of income because they became subsidiaries on September 28, 2004. Showa Leasing Co., Ltd., and its four subsidiaries are consolidated for the balance sheets only, because they became subsidiaries on March 23, 2005.

(b) Unconsolidated subsidiaries: 75 companies

Major Company

Showa Leasing (Hong Kong) Limited

Unconsolidated subsidiaries are mainly operating companies that undertake lease business based on the *tokumei kumiai* system, and are excluded from consolidation. Considering property, operating income, net income (amount that correspond to the shareholding ratio), and retained earnings (amount that correspond to the shareholding ratio) etc., the exclusion of the unconsolidated subsidiaries from the consolidation would not affect one's understanding regarding the financial position and results of the operations due to the minor significance of such unconsolidated subsidiaries.

(2) Application of the equity method

(a) Unconsolidated subsidiaries and affiliates accounted for using the equity method: 9 companies

Major Company

Shinki Co., Ltd.
Hillcot Holdings Limited
BlueBay Asset Management Ltd.
From this fiscal year, Shinki Co., Ltd. and 4 other companies are included due to the acquisition of its stocks.

(b) Unconsolidated subsidiaries and affiliates accounted for not using the equity method: 75 companies

Major company

Showa Leasing (Hong Kong) Limited

Unconsolidated subsidiaries and affiliates accounted for not using the equity method are mainly operating companies that undertake lease business based on *tokumei kumiai* system. Considering property, operating income, net income (amount that correspond to the shareholding ratio), and retained earnings (amount that correspond to the shareholding ratio) etc., the exclusion of the unconsolidated subsidiaries from the consolidation would not affect one's understanding regarding the financial position and results of the operations due to the minor significance of such unconsolidated subsidiaries.

(3) Fiscal year end of consolidated subsidiaries

(a) The respective fiscal year ends of consolidated subsidiaries are as follows;

December 31: 14 companies

January 31: 3 companies

March 31: 59 companies

(b) One of consolidated subsidiaries with fiscal period ending on December 31 is consolidated using its provisional financial statements as of March 31.

The other consolidated subsidiaries are consolidated using its financial statements as of its respective fiscal period with appropriate adjustments.

Appropriate adjustments are made for significant transactions during the period from the ending dates of the fiscal year to the date of the consolidated financial statements.

(4) Valuation of assets and liabilities of consolidated subsidiaries

Overall fair value method is applied for the assets and liabilities of consolidated subsidiaries.

(5) Amortization of consolidation goodwill

Consolidation goodwill is equally amortized for twenty years in principle. When there is no importance, the total amount is written off in the fiscal period during which they occurred.

(Notes to consolidated balance sheets)

1. All yen amounts are rounded down to millions of yen.

2. Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets ("trading purpose"), are included in "trading assets" and "trading liabilities" in the consolidated financial statements on a trade date basis.

Trading securities and monetary claims for trading purposes are stated at market value and derivative financial instruments such as swaps, forwards and options are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the period, which reflects liquidation and credit risks.

3. Securities for trading purpose (except those included in trading accounts) are stated at estimated market value (sale cost is calculated by the moving-average method).

Securities held-to-maturity are stated at amortized cost calculated by the moving-average method.

Securities of non-consolidated subsidiaries for which the equity method is not adopted are stated at cost calculated by the moving-average method.

Securities available-for-sale whose current value can be estimated are stated at market value at this fiscal year-end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available-for-sale are included in shareholders' equity, net of income tax.

4. Securities included in monetary assets held in trust are stated at the same method as stated in Note 3. above.

5. Derivatives (except for those included in trading accounts) are stated at fair value.

6. Other monetary claims purchased for trading purposes (except those included in trading accounts) are stated at the estimated fair value.

7. The Bank and its subsidiaries' depreciation for buildings and computers other than personal computers in the category of equipment is computed principally using the straight-line method, and other equipment is computed principally using the declining-balance method.

Principal estimated useful lives are as follows:

Buildings: 3 - 50 years

Equipment: 2 - 15 years

Traditionally, the declining-balance method was adopted for depreciation of computers other than personal computers. Effective this fiscal year, however, it was changed to the straight-line method. To date, the Bank has been actively promoting investment in infrastructure to enable provision of sophisticated financial services to meet customers' needs. Given the future policy for the further intensification of retail banking, including expansion of investment in ATMs outside of our branches, we have reviewed the traditional depreciation method for computers, including ATMs (other than personal computers). As a result, we have determined that a better matching of costs and revenues would be achieved by changing to the straight-line method, whereby depreciation expenses are accrued equally each term. This change in accounting principle resulted in a ¥374 million decrease in general and administrative expenses and a ¥374 million increase in income before income taxes for the fiscal year ended March 31, 2005.

8. Leased assets of subsidiaries included in "other assets" and "equipment" are amortized using the leased-term-straight-line method regarding the lease term as the amortization period.

9. Capitalized software for internal use is amortized using the straight-line method over the estimated useful lives (mainly five and eight years) determined by the Bank and its consolidated subsidiaries.

10. The amortization method and period of identified intangible assets added up by application of the MTM valuation method to APLUS Co., Ltd., Showa Leasing Co., Ltd., and their consolidated subsidiaries are as follows. Identified intangible assets are included in other assets.

(a) APLUS Co., Ltd.

	Amortization method	Amortization period
Trade name and trademarks:	Straight-line method	10 years
Customer relationship	Sum-of-years-digit method	10 years
Merchant relationship	Sum-of-years-digit method	20 years

(b) Showa Leasing Co., Ltd.

	Amortization method	Amortization period
Trade name....................	Straight-line method	10 years
Existing customer relationship	Sum-of-years-digit method	20 years
Maintenance component contracts	Subject to each individual contract	Depends on the remaining contract years
Sublease contracts	Subject to each individual contract	Depends on the remaining contract years

11. The Bank's deferred charges are amortized as follows:

(a) Deferred expenses for issuance of corporate bonds included in "other assets" are amortized over the shorter of the term of the corporate bonds or the maximum three-year period stipulated in the Commercial Code Enforcement Regulation.

(b) Deferred discounts on debentures included in "deferred discounts on and issuance expenses for debentures" are amortized over the lives of the debentures.

(c) Deferred expenses for issuance of debentures "deferred discounts on and issuance expenses for debentures" are amortized over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Commercial Code Enforcement Regulation.

Deferred charges related to the issuance of consolidated subsidiaries' corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and issuance costs of the consolidated subsidiaries have been expensed in the period incurred.

12. Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in affiliates which are translated at the relevant historical exchange rates.

13. A reserve for credit losses is provided as detailed below, pursuant to the predetermined internal rules for providing such a reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, the reserve is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt (that is, those that are not presently bankrupt but are very likely to go bankrupt in the future), except claims to obligors with larger claims than a predetermined amounts as described below, the reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

With regard to claims to possibly bankrupt obligors, restructured loans as described in Note 29 below and certain claims for which the reserve has been provided based on the discounted cash flow method (as mentioned below) in previous fiscal years, provided that obligors' cash flows for debt service are reasonably estimable and the balance of claims to such obligors are at or larger than a predetermined amount, the reserve for credit losses is provided for the difference between the present value of estimated cash flows discounted at the contractual interest rates that have been determined prior to any concession on lending conditions and the carrying value of the claim (discounted cash flow method). For claims that obligors' future cash flows are not reasonably estimable and the balance is at or larger than a predetermined amount, the reserve is provided by estimating the expected loss amount for the remaining term of the respective claims.

For the claims other than those mentioned above, the reserve is provided based on historical loan loss experience.

The reserve for loans to restructuring countries is provided based on the amount of expected losses due to the political and economic situation in their respective countries.

All claims are assessed by business divisions and branches based on the predetermined internal rules for the self-assessment of asset quality. The credit assessment division, which is independent from business divisions and branches, conducts audits of these assessments, and the reserve is provided based on audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees which is deemed uncollectible has been charged off and the amount was ¥5,965 million.

14. Accrued employees bonuses is provided for the payment of employees' bonuses based on estimated amounts of future payments attributed to the current fiscal year.

15. Reserve for retirement benefits is provided for the payment of employees' retirement benefits as of the end of fiscal year, based on the estimated amounts of the actuarial retirement benefit obligation and pension assets as of the end of the fiscal year. The "prior service cost" and the "actuarial difference" are treated in the following manner:

Prior service cost: Amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence.

Actuarial difference: Expensed on a pro rata basis during average remaining employees' service length starting from the fiscal year of occurrence. (Some consolidated subsidiaries process it from the year following its generation.)

The transitional unrecognized net retirement benefit obligation of ¥9,081 million is amortized using the straight-line method over 15 years.

16. Reserve for loss on disposition of premises and equipment includes the estimated amount of loss reasonably calculated based on quotations, etc., with respect to expenses for the relocation of branches and offices.

This reserve fulfills the necessary conditions of Article 43 of Commercial Code Enforcement Regulation.

17. Equipment used by the Bank and the domestic subsidiaries under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer the ownership of leased equipment to the lessee.

18. Derivatives for the purpose of hedging interest rate risks arising from financial assets and liabilities are accounted for deferred hedge accounting. Under portfolio hedging in accordance with "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in the Banking Industry" (Industry Audit Committee Report No. 24 of the JICPA), a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio is accessed by each group.

In previous years, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on "Accounting and Auditing Transitional Treatment of Accounting Standards for Financial Instruments in Banking Industry" (Industry Audit Committee Report No. 15 of the JICPA).

Deferred hedge losses or deferred hedge gains previously recorded on the balance sheet as a result of macro hedge accounting are being amortized as expenses or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses and deferred hedge gains attributable to macro hedge accounting as of the balance sheet date were ¥391 million and ¥261 million, respectively.

Certain other consolidated subsidiaries use deferred hedge accounting or special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Leasing Industry" (Industry Audit Committee Report No. 19 of the JICPA).

19. Derivative transactions for the purpose of hedging foreign exchange risk arising from financial assets and liabilities denominated in a foreign currency are accounted for using deferral hedge accounting by fully applying "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in the Banking Industry" (Industry Audit Committee Report No. 25 of the JICPA). Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets attributable to securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

20. Gains/losses on intracompany derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports Nos. 24 and 25. As a result, in the banking book, realized gains/losses on such intracompany transactions are reported in current earnings and valuation gains/losses are deferred as assets/liabilities.

21. The National Consumption tax and the Local Consumption Cax of the Bank and the domestic consolidated subsidiaries are excluded from transacted amounts.

22. The consolidated corporate tax system is adopted to the Bank and some domestic consolidated subsidiaries as the Bank being the parent company of its group.

23. Reserve under special law is a reserve for policy holder liability relating to security transaction and is calculated as per Article 35 of the Cabinet Ordinance Concerning Securities Brokers based on Article 51 of the Securities and Exchange Law.

24. Accumulated depreciation of premises and equipment totaled ¥15,397 million.

25. Deferred gains on sales of real estate of ¥3,286 million were deducted from the acquisition cost of newly acquired premises.

26. The bank and its subsidiaries lease some computers and other equipment in addition to the premises and equipment recorded on the balance sheet.

27. Loans to bankrupt obligors and nonaccrual delinquent loans are included in loans and bills discounted. The amount was ¥2,622 million and ¥48,181 million, respectively.

Included in loans placed on nonaccrual status (because the ultimate collectability of either principal or interest is in doubt or a delay in payments of either principal or interest is judged to last for a certain period of time) are loans to bankrupt obligors, as defined in Article 96, Paragraph 1, Sub paragraphs 3 and 4 of the

Enforcement Ordinance for the Corporation Tax Law (Ordinance No. 97 of 1965) or the requirement listed in Item 4 of the said paragraph.

Non-accrual delinquent loans are nonaccrual loans other than loans to obligors in bankruptcy and loans for which interest payments are deferred in order to facilitate the rehabilitation of the obligor or to assist in the financial recovery of obligors.

Installment receivables in other assets include "claims to debtors in bankruptcy" and "past due claims," totaling ¥1,442 million and ¥4,256 million, respectively.

28. Loans past due for three months or more are included in loans and bills discounted. The amount was ¥5,599 million.

Loans past due for three months or more are loans other than loans to bankrupt obligors and nonaccrual delinquent loans for which the principal and/or interest is past due for three months or more.

Installment receivables past due for three months or more are included in other assets. The amount was ¥1,041 million.

29. Restructured loans are included in loans and bills discounted. The amount was ¥23,614 million.

Restructured loans are loans other than loans to bankrupt obligors, non-accrual delinquent loans and loans past due for three months or more, on which concessions such as reduction of the stated interest rate, a deferral of interest payment, an extension of the maturity date, debt forgiveness, or other agreements which give advantages to obligors in financial difficulties have been granted to obligors to facilitate their rehabilitation.

Restructured Installment receivables are included in other assets. The amount was ¥18,270 million.

30. The total loan amounts of "loans to borrowers in bankruptcy," "past due loans," "past due loans (three months or more)" and "restructured loans" reflected in Notes 27 to 30 are ¥80,018 million which represent the contractual principal balance prior to reduction for the reserve for credit losses.

The total installment receivables in other assets of "claims to debtors in bankruptcy," "past due claims," "past due claims (three months or more)," and "restructured claims" reflected in Notes 27 to 30 are ¥25,011 million which represent the contractual principal balance prior to reduction for the reserve for credit losses.

31. The total principal amount of loans accounted for as a sale through loan participations was ¥118,143 million as of March 31, 2005. This off-balance treatment is in accordance with Report No. 3 issued by the Framework Committee of the JICPA on June 1, 1995.

32. The total amount of loans accounted for as a sale through the collateralized loan obligation ("CLO") securitization was ¥252,812 million as of March 31, 2005. Since the Bank holds a subordinated beneficial interest in this CLO of ¥98,091 million, which is recorded in loans and bills discounted, a reserve for credit losses is provided for the total principal amount of ¥350,904 million, including the senior beneficial interests that have been sold.

33. Bills discounted are accounted for as financial transactions based upon the Industry Audit Committee Report No. 24 of the JICPA. The Bank is entitled to dispose of the bills accepted by the Bank, commercial bills, documentary bills and foreign bills bought which are possessed by the Bank as a result of discounting by the method of selling or (re-)pledging as collateral at its option, and their face value was ¥38 million.

34. Assets pledged as collateral were as follows:

Cash and due from banks	¥103 million
Securities	376,310
Loans and bills discounted	280
Other assets	82,077
Premises and equipment	321

Liabilities related to pledged assets were as follows:

Deposits	11,059
Borrowed money	128,764
Other liabilities	921

In addition, unearned lease claims of ¥38,669 million were pledged as collateral for the above mentioned borrowed money.

Moreover, securities with a carrying value of ¥128,356 million were pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin for future trading.

Security deposits and others included in premises and equipment amounted to ¥16,634 million and margin for future transactions included in other assets was ¥4,540 million.

35. The gross amounts of deferred hedge losses and deferred hedge gains recorded as a result of deferred hedge accounting as of March 31, 2005, were ¥2,486 million and ¥3,726 million, respectively. The net amounts were stated as deferred gain of hedge transactions in "other liabilities".

36. Identified intangible assets of ¥77,229 million were included in "other assets" by applying the overall market value method to APLUS Co., Ltd., Showa Leasing Co., Ltd., and their consolidated subsidiaries.

37. Subordinated borrowings of ¥175,000 million was included in borrowed money.

38. Subordinated bonds of ¥72,834 million were included in corporate bonds.

39. Net assets per common share (bit fully diluted) were ¥329.65.

40. Market values and unrealized gains and losses or securities were as shown below: Securities below include trading securities recorded in trading assets. The same definition is applies up to Note 44.

Securities held for trading purpose

Carrying amount on balance sheet	¥153,874 million
Net unrealized gains recognized in the current year	2,236

Bonds held-to-maturity with fair value

	Amount in balance sheet	Fair value	Net unrealized gain	Gain	Loss
		(Millions of yen)			
Domestic bonds	¥525	¥525	¥ 0	¥ 0	¥ 0
Government bonds	25	26	0	0	—
Corporate bonds	499	499	0	—	0

Available-for-sale securities with fair value

	Cost	Amount in balance sheet	Net unrealized gain (loss)	Gain	Loss
		(Millions of yen)			
Domestic equity	¥ 16,910	¥ 18,695	¥1,784	¥1,788	¥ 3
Domestic bonds	1,075,877	1,076,759	791	1,031	240
Government bonds	586,890	587,790	808	859	50
Municipal bonds	134,619	134,548	(70)	1	71
Corporate bonds	354,366	354,419	52	170	118
Others	84,260	87,089	2,682	3,494	812
Total	1,177,047	1,182,543	5,257	6,314	1,056

[Note] "Others" mainly comprises foreign bonds.

Unrealized gains and losses above do not include valuation gains of ¥238 million regarding hybrid financial instruments in which derivatives are embedded.

Net unrealized gain on securities available for sale, net of taxes under Shareholder's equity in Consolidated Balance sheets shows ¥3,043 million, which consists of:

- the above ¥5,257 million of net unrealized gain (loss) net of ¥2,128 million of deferred tax liabilities,
- deduction of ¥112 million attributable to minority shareholders,
- addition of ¥26 million representing net unrealized gain attributable to securities held by the affiliates with equity method,
- addition of ¥0 million representing net unrealized gain attributable to our interests in investment business limited liability unions which are recorded as "Securities carried at cost".

Owing to the exercise of stock conversion rights during the term, the amount of ¥21,145 million in stocks and convertible bonds of Shinki Co., Ltd., held as other equity securities was converted for valuation purposes into equity security in affiliates.

At the fiscal year-end, ¥1,225 million in available-for-sale securities with market prices was written down. In addition, the gains/losses of hedging instruments were realized due to the cancellation of individual hedge accounting resulting from impairment.

If the fair value is lower than 50% of the net book value, the book value is written down to market value as a new cost basis, unless there is solid evidence that the fair value will recover. If the fair value is higher than 30% but lower than 50%, the Bank assesses the probability of recovery of value, and, if necessary, book value is written down to market value as a new cost basis.

41. No securities held-to-maturity were sold off during the fiscal year.

42. Securities available-for-sale sold during the fiscal year were as follows:

Sales amount	Gain on sale	Loss on sale
¥634,605 million	¥5,796 million	¥3,656 million

43. The balance and description of major securities not stated at market value were as follows:

Instruments	Amount in balance sheets
Stocks of subsidiaries (non-consolidated) and affiliates	¥23,097 million
Securities available-for-sale	
Non-listed stocks	6,214
Non-listed local government bonds	17,085
Non-listed corporate bonds	174,881
Non-listed foreign securities	21,988
Others	3,331

44. The redemption schedule of securities available-for-sale with contractual maturity and bonds held-to-maturity is as follows:

	Due within 1 year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years
		(Millions of yen)		
Bonds	¥630,896	¥596,060	¥ 7,120	¥35,174
Government bonds	225,573	321,895	5,172	35,174
Municipal bonds	147,819	3,805	9	—
Corporate bonds	257,503	270,360	1,938	—
Others	6,283	66,555	28,334	6,282
Total	¥637,179	¥662,616	¥35,455	¥41,456

45. The component of monetary assets held in trust were as follows:

Monetary assets held in trust for trading purposes

Carrying amount in balance sheet	¥218,258 million
Net valuation gain (loss) included in current earning	(6,016)

There were no monetary assets held in trust being held-to-maturity

Monetary assets held in trust available-for-sale

Acquisition cost	153,965
Carrying amount on balance sheet	153,965
Unrealized gains and losses	—

46. The unrealized gains and losses on other monetary claims purchased for trading purpose were as follows:

Carrying amount on balance sheet	¥189,908 million
Unrealized gains and losses included in current earning	2,137

47. Among borrowed securities, purchased securities under resale agreements and securities borrowing transactions secured by cash collateral, and securities received as a pledge against derivative transactions, the balance of such borrowed securities that the Bank had not disposed of by means of sale or repledge and still recorded on its balance sheet as of March 31, 2005, was ¥13,749 million.

48. Contracts for overdraft facilities and loan commitment lines are contracts under which the Bank and its consolidated subsidiaries lend to customers up to a prescribed limit in response to a customer's application for a loan as long as there is no violation of any condition in the contract. The unused amount within related to these contracts at March 31, 2005, was ¥3,277,644 million, of which the agreement term of less than one year or unconditionally cancelable agreement at any time at its discretion was ¥3,095,283 million.

Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank to refuse the customer's application or decrease the contract limit depending on changes in financial circumstances, protection of claims, or other valid reasons. At the inception of the contracts, the Bank and its consolidated subsidiaries obtain real estate, securities, etc., as collateral if it is considered necessary. Subsequently, the Bank and its consolidated subsidiaries perform periodic reviews of the customer's business results and takes necessary measures to require additional collateral and guarantees.

49. Retirement benefit obligations, etc., as of March 31, 2005, were as follows

	(Millions of yen)
Projected benefit obligations	¥(68,122)
Plan assets (fair market value)	61,539
Funded status	(6,582)
Unrealized pension assets	(160)
Unrecognized obligation at transition	6,054
Unrecognized net actuarial losses	8,667
Unrecognized prior service cost	(5,138)
Net amount accrued on the balance sheet	2,839
Prepaid pension cost	6,216
Reserve for retirement benefits	(3,376)

50. The classification of assets and liabilities of the consolidated balance sheet conforms to the Banking Law Enforcement Rules (Ministry of Finance Ordinance No. 10, 1982).

(Notes to consolidated statements of income)

1. All yen amounts are rounded down to millions of yen.

2. Net income per common share: ¥46.78

3. Diluted net income per common share: ¥34.98

4. Income from shopping credit business is calculated mainly using installment bases as follows:

(Contracts based on add-ons)	
Installment credit	78 method
Guarantees (batch acceptance of guarantee fee when contracted)	78 method
Guarantees (division acceptance of guarantee fee)	Fixed amount method
(Contracts based on charge on the declining balances)	
Installment credit	Charge on the declining balances
Guarantees (batch acceptance of guarantee fee)	Charge on the declining balances

[Notes]

1. In "78 method," the commission amount regarded as income at each time of installment payment is calculated by dividing the total commission amount by the number of installment payments.

2. In "charge on the declining balances," the commission amount regarded as income at each time of installment payment is calculated by multiplying the respective outstanding principal by a certain ratio.

5. Gains and losses from transactions for trading purpose are included in "trading income" and "trading expense" in the income statement on a contract date basis. Trading income and trading expenses include interest received and paid, the amounts of increases/decreases in valuation gains/losses during the reported period for securities and other monetary claims purchased, and the net change in valuation gains/losses during the reported period using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

6. Other business income included ¥16,879 million in income on monetary assets held in trust.

7. Amortization of identified intangible assets is the amount of depreciation for the fiscal year ended March 31, 2005, concerning the identified intangible assets calculated by application of the overall fair value method at the time of the acquisition of APLUS Co., Ltd., and its consolidated subsidiaries.

8. The "Law for Partial Revision of the Local Tax Law, etc." (March 2003, Law No. 9) was promulgated on March 31, 2003, partially revising the tax basis for enterprise taxes to the "value-added amount" and the "amount of capital, etc." This law became effective on April 1, 2004. As a result, effective the year ended March 31, 2005, enterprise taxes based on the "value-added amount" and the "amount of capital, etc." are included in general and administrative expenses pursuant to the provisions of the "Practical Guideline for Income Statement Presentation of the Sized-Based Corporate Taxation Portion" (Accounting Standards Board of Japan, Practical Handling Report No. 12).

9. The classification of income and expenses in the consolidated statements of income conforms to the "Banking Law Enforcement Rules" (Ministry of Finance Ordinance No. 10, 1982).

[TRANSLATION]

INDEPENDENT AUDITORS' REPORT

May 18, 2005

To the Board of Directors of
Shinsei Bank, Limited:

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Shigeru Furusawa

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Yoriko Goto

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Shigeru Miyazaki

Pursuant to second clause of Article 21-32 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the consolidated balance sheet and the consolidated statement of income of Shinsei Bank, Limited and consolidated subsidiaries for the fifth fiscal year from April 1, 2004 to March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to consolidated subsidiaries as considered necessary.

[TRANSLATION]

As a result of our audit, in our opinion, the consolidated financial statements referred to above present fairly the financial position and the results of operations of Shinsei Bank, Limited and consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

Our firm provides non-audit services that are permitted to provide simultaneously as audit services to attest clients under the second clause of Article 2 of the Certified Public Accountants Law on a recurring basis.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

This translation is made for convenience only. The original report issued in the Japanese language.

Audit Report for Consolidated Financial Documents

The Audit Committee of Shinsei Bank, Limited (the "Company") audited the consolidated balance sheet and consolidated income statement (the "Consolidated Financial Documents") during the 5th fiscal year (from April 1, 2004 to March 31, 2005) and, based on the result of the audit, hereby reports as follows:

1. Method of Audit in Outline

We received from the Executive Officers, Company's Accounting Auditors and others reports on and account of their audit and examined the Consolidated Financial Documents in accordance with the audit policy and assignment of audit duties, etc. In addition, we requested reports on account from the subsidiaries and the consolidated subsidiaries, investigated their operation and status of asset.

2. Results of our audit

(1) We acknowledge that the method and results of the audit made by the Company's Accounting Auditors, Deloitte Touche Tohmatsu are proper;

(2) We have nothing to point out with the Consolidated Financial Documents by investigation of the subsidiaries and the consolidated subsidiaries.

May 19th, 2005

The Audit Committee of Shinsei Bank, Limited

Akira Aoki
Nobuaki Ogawa
Shigeru Kani
Yasuharu Nagashima

Note: All the member of the Audit Committee are outside directors as stipulated in Article 188, paragraph 2, 7-2 of the Commercial Code of Japan and not statutory executive officers.

SHINSEI BANK, LIMITED

NON-CONSOLIDATED BALANCE SHEETS
March 31, 2005

	Millions of yen
ASSETS	
Cash and due from banks	¥ 162,208
Cash	10,569
Due from banks	151,639
Call loans	70,000
Collateral related to securities borrowing transactions	3,744
Other monetary claims purchased	108,410
Trading assets	166,817
Trading securities	246
Securities related to trading transactions	104,657
Derivatives of securities related to trading transactions	0
Trading-related financial derivatives	61,912
Monetary assets held in trust	415,395
Securities	1,820,753
Japanese national government bonds	586,773
Japanese local government bonds	151,634
Japanese corporate bonds	534,062
Equity securities	389,624
Other securities	158,658
Loans and bills discounted	3,443,721
Bills discounted	30
Loans on bills	180,238
Loans on deeds	2,839,653
Overdrafts	423,800
Foreign exchanges	8,550
Due from foreign banks	6,868
Foreign bills bought	8
Foreign bills receivable	1,674
Other assets	220,972
Prepaid expenses	788
Accrued income	22,162
Margin on futures transactions	2,366
Suspense payment on futures transactions	2
Derivatives held in banking account	23,785
Deferred expenses for issuance of bonds and notes	157
Financial stabilization fund contribution	70,239
Other assets	101,469
Premises and equipment	26,499
Land, buildings and others	20,300
Suspense payment for construction in progress	966
Security deposit and others	5,232
Deferred discounts on and issuance expenses for debentures	285
Deferred discounts on debentures	11
Deferred expenses for issuance of debentures	274
Deferred tax assets	23,543
Customers' liabilities for acceptances and guarantees	49,896
Reserve for credit losses	(124,499)
Total assets	¥6,396,302

SHINSEI BANK, LIMITED

NON-CONSOLIDATED BALANCE SHEETS — (Continued)
March 31, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen
Deposits	¥3,156,271
Current accounts	42,416
Ordinary deposits	957,333
Notice deposits	18,016
Time deposits	1,786,066
Other deposits	352,437
Negotiable certificates of deposit	372,607
Debentures	1,246,862
Issuance of debentures	1,246,862
Call money	204,295
Trading liabilities	64,296
Derivatives of securities related to trading transactions	12
Trading-related financial derivatives	64,284
Borrowed money	325,394
Borrowed money	325,394
Foreign exchanges	289
Due to foreign banks	270
Foreign bills payable	18
Bonds and notes	50,000
Other liabilities	128,663
Income taxes payable	796
Accrued expenses	43,398
Unearned income	1,029
Suspense receipt on futures transactions	11
Derivatives held in banking account	18,328
Deferred gain of hedge transactions	2,463
Other liabilities	62,635
Accrued bonus payable	7,616
Reserve for retirement benefit	1,010
Reserve for loss on disposition of premises and equipment	153
Acceptances and guarantees	49,896
Total liabilities	5,607,357
Shareholders' equity	
Capital stock	451,296
Capital surplus	18,558
Additional paid-in capital	18,558
Retained earnings	313,272
Appropriated for legal reserve	6,249
Unappropriated	307,022
Net income	68,097
Net unrealized gains on securities available-for-sale	5,822
Treasury stock, at cost	(4)
Total shareholders' equity	788,945
Total liabilities and shareholders' equity	¥6,396,302

(Notes to non-consolidated balance sheets)

1. All yen amounts are rounded down to millions of yen.

2. Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such position were terminated at the end of the period, which reflects liquidation and credit risks.

3. Securities for trading purposes (except those included in trading accounts) are stated at estimated market value (sale cost is calculated by the moving-average method). Securities of subsidiaries and affiliated companies are stated at cost calculated by the moving-average method. Securities available-for-sale whose current value can be estimated are stated at market value at this fiscal year-end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available-for-sale are included in shareholders' equity, net of income tax.

We have no held-to-maturity securities.

4. Securities included in monetary assets held in trust are stated at the same method as stated in Note 3. above.

5. Derivatives (except for those included in trading accounts) are stated at fair value.

6. Other monetary claims purchased and held for trading purposes (except for those included in trading accounts) are stated at estimated fair value.

7. Depreciation for buildings and computers other than personal computers in the category of equipment (such as ATMs) is computed using the straight-line method, and depreciation for other equipment is computed using the declining-balance method.

Principal estimated useful lives are as follows:

Buildings:	13 – 50 years
Equipment:	2 – 15 years

Traditionally, the declining-balance method was adopted for depreciation of computers other than personal computers. Effective this fiscal year, however, it was changed to the straight-line method. Given the future policy for the further intensification of retail banking, including expansion of investment in ATMs outside of our branches, we have reviewed the traditional depreciation method for computers, including ATMs (other than personal computers). As a result, we have determined that a better matching of costs and revenues would be achieved by changing to the straight-line method, whereby depreciation expenses are accrued equally each term. This change in accounting principle resulted in a ¥374 million decrease in general and administrative expenses and a ¥374 million increase in income before income taxes for the fiscal year ended March 31, 2005.

8. Costs of software developed or obtained for internal use are capitalized and amortized using the straight-line method over the estimated useful lives (mainly 5 years).

9. Deferred charges are amortized as follows:

(a) Deferred expenses for issuance of bonds and notes are amortized over the shorter of the terms of the bonds or the maximum three-year period stipulated in the Commercial Code Enforcement Regulation.

(b) Deferred discounts on debentures are amortized over the lives of the debentures.

(c) Deferred expenses for issuance of debentures are amortized over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Commercial Code Enforcement Regulation.

10. Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in affiliates which are translated at the relevant historical exchange rates.

11. A reserve for credit losses is provided as detailed below, pursuant to the predetermined internal rules for providing such a reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, the reserve is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt (that is, those that are not presently bankrupt but are very likely to go bankrupt in the future), except claims to obligors with larger claims than a predetermined amount as described below, the reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

With regard to claims to possibly bankrupt obligors, restructured loans as described in Note 29 below and certain claims for which the reserve has been provided based on the discounted cash flow method (as mentioned below) in previous fiscal years, provided that obligors' cash flows for debt service are reasonably estimable and the balance of claims to such obligors are at or larger than a predetermined amount, the reserve for credit losses is provided for the difference between the present value of estimated cash flows discounted at the contractual interest rates that have been determined prior to any concession on lending conditions and the carrying value of the claim (discounted cash flow method). For claims that obligors' future cash flows are not reasonably estimable and the balance is at or larger than a predetermined amount, the reserve is provided by estimating the expected loss amount for the remaining term of the respective claims.

For the claims other than those mentioned above, the reserve is provided based on historical loan loss experience.

The reserve for loans to restructuring countries is provided based on the amount of expected losses due to the political and economic situation in their respective countries.

All claims are assessed by business divisions and branches based on the predetermined internal rules for the self-assessment of asset quality. The credit assessment division, which is independent from business divisions and branches, conducts audits of these assessments, and the reserve is provided based on audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees which is deemed uncollectible has been charged off and the amount was ¥5,965 million.

12. Accrued bonus payable is provided for the payment of employees' bonuses based on estimated amounts of future payments attributed to the current fiscal year.

13. Reserve for retirement benefits is provided for payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation, net of related pension assets as of the end of the fiscal year. The prior service cost and the actuarial difference are treated in the following manner:

Prior service cost: Amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence.

Actuarial differences: Amortized using the straight-line method over the average remaining service period

The transitional unrecognized net retirement benefit obligation of ¥9,081 million is amortized using the straight-line method over 15 years.

14. Reserve for loss on disposition of premises and equipment includes the estimated amount of loss reasonably calculated based on quotations, etc., with respect to expenses for the relocation of branches and offices.

This reserve fulfills the necessary conditions under the Article 43 of Commercial Code Enforcement Regulation.

15. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those cases where ownership of equipment is deemed to be transferred to the lessee.

16. Derivatives for the purpose of hedging interest rate risks arising from financial assets and liabilities are accounted for deferred hedge accounting. Under portfolio hedging in accordance with "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in the Banking Industry" (Industry Audit Committee Report No. 24 of the JICPA), a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio is assessed by each group.

In previous years, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on "Accounting and Auditing Transitional Treatment of Accounting Standards for Financial Instruments in the Banking Industry" (Industry Audit Committee Report No. 15 of the JICPA).

Deferred hedge losses or deferred hedge gains previously recorded on the balance sheet as a result of macro hedge accounting are being amortized as expenses or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses and deferred hedge gains attributable to macro hedge accounting as of the balance sheet date were ¥391 million and ¥261 million, respectively.

17. Derivative transactions for the purpose of hedging foreign exchange risk arising from financial assets and liabilities denominated in a foreign currency are accounted for using deferral hedge accounting by fully applying "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in the Banking Industry" (Industry Audit Committee Report No. 25 of the JICPA). Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets attributable to net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

18. Gains/losses on intracompany derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports Nos. 24 and 25. As a result, in the banking book, realized gains/losses on such intracompany transactions are reported in current earnings and valuation gains/losses are deferred as assets/liabilities.

19. The National Consumption Tax and the Local Consumption Tax are excluded from transacted amounts.

20. The consolidated corporate tax system is adopted as the Bank being the parent company of its group.

21. The total value of shares in subsidiaries of the Bank was ¥361,646 million.

22. Total monetary claims against subsidiaries of the Bank were ¥93,950 million.

23. Total monetary liabilities against subsidiaries of the Bank were ¥117,145 million.

24. Accumulated depreciation on premises and equipment was ¥10,199 million.

25. Deferred gains on sales of real estate of ¥3,286 million were deducted from the acquisition cost of newly acquired premises and equipment.

26. The Bank leases some computers and other equipment in addition to the premises and equipment recorded on the balance sheet.

27. Loans to bankrupt obligors and nonaccrual delinquent loans are included in loans and bills discounted. The amounts were ¥2,330 million and ¥41,253 million, respectively.

Included in loans placed on nonaccrual status (because the ultimate collectability of either principal or interest is in doubt or a delay in payments of either principal or interest is judged to last for a certain period of time) are loans to bankrupt obligors, as defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law (Ordinance No.97 of 1965) or the requirement listed in item 4 of the said paragraph.

Non-accrual delinquent loans are nonaccrual loans other than loans to obligors in bankruptcy and loans for which interest payments are deferred in order to facilitate the rehabilitation of the obligor or to assist in the financial recovery of obligors.

28. Loans past due for three months or more are included in loans and bills discounted. The amount was ¥3,170 million.

Loans past due for three months or more are loans other than loans to bankrupt obligors and nonaccrual delinquent loans for which the principal and/or interest is past due for three months or more.

29. Restructured loans are included in loans and bills discounted. The amount was ¥3,319 million.

Restructured loans are loans other than loans to bankrupt obligors, non-accrual delinquent loans and loans past due for three months or more, on which concessions such as reduction of the stated interest rate, a deferral of interest payment, an extension of the maturity date, debt forgiveness, or other agreements which give advantages to obligors in financial difficulties have been granted to obligors to facilitate their rehabilitation.

30. The total amount of loans to bankrupt obligors, nonaccrual delinquent loans, loans past due for three months or more and restructured loans was ¥50,073 million. The amounts of loans mentioned in Notes 27 through 30 respectively represent the gross receivable amount prior to the reserve for credit losses.

31. The total principal amount of loans accounted for as a sale through loan participations was ¥118,143 million as of March 31, 2005. This off-balance treatment is in accordance with Report No. 3 issued by the Framework Committee of the JICPA on June 1, 1995.

32. The total amount of loans accounted for as a sale through the collateralized loan obligation ("CLO") securitization was ¥252,812 million as of March 31, 2005. Since the Bank holds a subordinated beneficial interest in this CLO of ¥98,091 million, which is recorded in loans and bills discounted, a reserve for credit losses is provided for the total principal amount of ¥350,904 million, including the senior beneficial interests that have been sold.

33. Bills discounted are accounted for as secured lending transactions in accordance with Industry Audit Committee Report No. 24 of the JICPA. With respect to bills accepted by other banks, commercial bills, bills of exchange and foreign bills bought, the Bank is entitled to dispose of them freely by sale or by (re-)pledging. The total face value was ¥38 million.

34. Assets pledged as collateral were as follows:

Cash and due from banks	¥10 million
Securities	372,692

Liabilities related to pledged assets were as follows:

Deposits	11,059
Borrowed money	2
Other liabilities	921

In addition, securities of ¥128,320 million were pledged as collateral for transactions, including exchange settlements, swap transactions and the substitution of margin on future transactions.

35. The gross amounts of deferred hedge losses and deferred hedge gains recorded as a result of deferred hedge accounting as of March 31, 2005, were ¥1,597 million and ¥4,061 million, respectively. The net amounts were stated as deferred gain of hedge transactions.

36. Subordinated borrowings of ¥197,834 million were included in borrowed money.

37. Subordinated bonds of ¥50,000 million were included in corporate bond.

38. Net assets per common share (not fully diluted) were ¥331.33.

39. The increase in net assets due to the application of Article 124 (3) of the Commercial Code Enforcement Regulation as of March 31, 2005, was ¥12,607 million.

40. Market values and unrealized gains and losses on securities were as shown below.

Securities below include trading securities recorded in trading assets. The same definition applies to the following items up to Note 43.

Trading securities

Carrying amount on balance sheet	¥153,446 million
Net unrealized gains recognized in the current fiscal year	2,235

The Bank holds no debt securities being held to maturity.

Equity securities of subsidiaries and affiliates with market value

	Carrying amount	Fair value	Net unrealized gain
		(Millions of yen)	
Equity securities of affiliates	¥21,145	¥25,644	¥4,498

Available-for-sale securities with market value:

	Amortized cost	Carrying amount (fair value)	Net unrealized gain (loss)	Gross Unrealized gain	Gross unrealized loss
			(Millions of yen)		
Equity securities	¥ 4,169	¥ 5,378	¥1,208	¥1,208	¥ —
Domestic bonds:	1,076,131	1,076,962	740	981	240
Japanese national government bonds	585,875	586,773	807	858	50
Japanese local government bonds	134,619	134,548	(70)	1	71
Japanese corporate bonds	355,636	355,640	3	121	118
Other	80,217	83,022	2,657	3,470	812
Total	¥1,160,517	¥1,165,362	¥4,607	¥5,660	¥1,053

[Note] "Other" mainly consists of foreign bonds.

Unrealized gains and losses above do not include valuation gains of ¥238 million regarding hybrid financial instruments in which derivatives are embedded.

Net unrealized gain on securities available for sale, net of taxes under Shareholder's equity in Non consolidated Balance sheets shows ¥5,822 million yen, which consists of:

- the above 4,607 million yen of net unrealized gain (loss) net of 1,874 million yen of deferred tax liabilities,
- addition of 3,089 million yen representing net unrealized gain attributable to equity securities of affiliates that had been recorded as available for securities before changing its holding purposes,
- addition of 0 million yen representing net unrealized gain attributable to our interests in investment business limited liability unions which are recorded as "Securities carried at cost".

Owing to the exercise of stock conversion rights during the term, the amount of ¥21,145 million in stocks and convertible bonds of Shinki Co., Ltd., held as other equity securities was converted for valuation purposes into equity security in affiliates.

At March 31, 2005, with regard to securities available-for-sale having market prices, ¥1,255 million was written down. In addition to that, the gains/losses of hedging instruments were realized due to the cancellation of individual hedge accounting resulting from the impairment.

If the market value is lower than 50% of the net book value, the book value is written down to market value as a new cost basis, unless there is solid evidence that the market value will recover. If the market value of a security has declined by an amount ranging from 30% to 50% of its cost , the Bank assesses the probably of recovery of value, and, if necessary, book value is written down to market value as a new cost basis.

41. Securities available-for-sale sold during the year ended March 31, 2005, were as follows:

Sales amounts	Gain on sale	Loss on sale
¥633,595 million	5,670	3,584

42. The balance and description of major securities not stated at market value were as follows:

	Carrying amount on balance sheet
Stocks of subsidiaries and affiliates:	
Equity securities of subsidiaries	¥363,386 million
Equity securities of affiliates	4,214
Securities available-for-sale:	
Non-listed stocks	2,289
Non-listed Japanese local government bonds	17,085
Non-listed bonds	173,362
Non-listed foreign securities	21,939
Others	3,423

43. The redemption schedule of securities available-for-sale with contractual maturity was as follows:

	Due within 1 year	Due after 1 year through years	Due after 5 years through 10 years	Due after 10 years
	(Millions of yen)			
Bonds:	¥628,394	¥596,721	¥ 7,120	¥35,174
Japanese national government bonds	225,071	321,355	5,172	35,174
Japanese local government bonds	147,819	3,805	9	—
Japanese corporate bonds	255,504	271,560	1,938	—
Other	6,283	66,219	28,301	2,251
Total	¥634,678	¥662,940	¥35,421	¥37,425

44. The investment interests for investment business limited liability partnerships, partnership under the Civil Code and anonymous associations similar to investment business limited liability partnerships were included and displayed in other assets. However, they are included and displayed in "other securities" from this fiscal year because they were defined as securities in the Securities and Exchange Law along with the "Law that Revises a Part of Securities and Exchange Law" (No. 97 of the Law on June 9, 2004).

45. The components of monetary assets held in trust were as follows:

Monetary assets held in trust for trading purposes	
Carrying amount on balance sheet	¥344,070 million
Net valuation gains included in current earnings	1,259
There were no monetary assets held in trust being held to maturity	
Other monetary assets held in trust	
Acquisition Cost	71,325
Carrying amount on balance sheet	71,325
Unrealized gains and losses	—

46. The unrealized gains or losses on other monetary claims purchased for trading purposes, etc., were as follows:

Carrying amount on balance sheet	¥70,593 million
unrealized losses included in current earnings	41

47. Among borrowed securities, purchased securities under resale agreements and securities borrowing transactions secured by cash collateral, and securities received as a pledge against derivative transactions, the balance of such borrowed securities that the Bank had not disposed of by means of sale or repledge and still recorded on its balance sheet as of March 31, 2005, was ¥13,509 million.

48. Contracts for overdraft facilities and loan commitment lines are contracts under which the Bank lends to customers up to a prescribed limit in response to a customer's application for a loan as long as there is no violation of any condition in the contract. The unused amount within related to these contracts at March 31, 2005, was ¥2,080,600 million, of which the agreement term of less than one year or unconditionally cancelable agreement at arbitrary time was ¥1,892,543 million expiring within one year

Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank to refuse the customer's application or decrease the contract limit depending on changes in financial circumstances, protection of claims, or other valid reasons. At the inception of the contracts, the Bank obtains real estate, securities, etc., as collateral if it is considered necessary. Subsequently, the Bank performs periodic reviews of the customer's business results and takes necessary measures to require additional collateral and guarantees.

49. Retirement benefit obligations etc., as of March 31, 2005, were as follows:

	(Millions of yen)
Projected benefit obligation	¥(52,208)
Fair value of plan assets (including retirement benefit trust)	48,267
Funded status (projected benefit obligation in excess of plan assets)	(3,941)
Unrecognized obligation at transition	6,054
Unrecognized net actuarial losses	5,199
Unrecognized prior service cost	(3,983)
Net amount accrued on the balance sheet	3,329
Prepaid pension cost	4,339
Reserve for retirement benefit	(1,010)

50. "Accounts receivable" (¥51,762 million at March 31, 2005) was a separate category as of the end of the previous fiscal year , but it was included in "other assets" as of the end of the current fiscal year because the amount was less than one-hundredth of the total amount of assets.

51. "Accounts payable" (¥10,084 million at March 31, 2005), and "suspense receipts" (¥6,870 million at March 31, 2005) were separate categories as of the end of the previous fiscal year , but these were included in "other liabilities" as of the end of the current fiscal year because the amounts were less than one-hundredth of the total amount of liabilities and shareholders' equity.

52. Traditionally, the balance sheet had been prepared pursuant to Form #2-2 of Annex to the Long-Term Credit Bank Law Enforcement Regulation. Effective this fiscal year, however, the balance sheet was prepared pursuant to Form #3-2 of Annex of the Banking Law Enforcement Regulation because the Bank changed its charter to that of an ordinary bank as of April 1, 2004.

SHINSEI BANK, LIMITED

NON-CONSOLIDATED STATEMENTS OF INCOME

For the fiscal year ended March 31, 2005

	Millions of yen
OPERATING INCOME	
Interest income	¥ 81,826
Interest on loans and discounts	58,569
Interest and dividends on securities	15,551
Interest on call loans	26
Interest on receivables under resale agreement	0
Interest on collateral related to securities borrowing transactions	6
Interest on bills discounted	0
Interest on deposits with banks	2,775
Interest on swaps	4,267
Other Interest Income	629
Fee and commission income	20,516
Domestic and foreign exchange commission income	708
Other fee and commission income	19,807
Trading income	22,305
Income from trading securities	483
Revenue from securities and derivatives related to trading transactions	2,197
Income from trading-related financial derivatives	19,624
Other business income	10,765
Gain on sales of bonds, including Japanese government bonds	3,679
Other business income — others	7,085
Other operating income	37,654
Gain on sales of equity securities and others	2,735
Gain on monetary assets held in trust	29,595
Other operating income — others	5,323
Total operating income	173,068

SHINSEI BANK, LIMITED

NON-CONSOLIDATED STATEMENTS OF INCOME — (Continued)
For the fiscal year ended March 31, 2005

	Millions of yen
OPERATING EXPENSES	
Interest expenses	¥ 29,127
Interest on deposits	13,575
Interest on negotiable certificates of deposit	137
Interest on debentures	6,201
Interest on call money	626
Interest on payables under repurchase agreements	6
Interest on collateral related to securities lending transactions	4
Interest on borrowings	8,269
Interest on bonds and notes	3
Other interest expenses	301
Fee and commission expenses	8,859
Domestic and foreign exchange commission expenses	1,650
Other fee and commission expenses	7,208
Trading expenses	113
Other trading expenses	113
Other business expenses	4,939
Foreign exchange loss	208
Losses on sales of bonds	2,250
Devaluation of investment bonds	756
Amortization of deferred expenses for issuance of debentures	301
Amortization of deferred expenses for issuance of bonds and notes	78
Expenses on derivatives	1,182
Other business expenses — others	161
General and administrative expenses	70,088
Other operating expenses	13,242
Losses on write-offs of loans	1,731
Losses on sales of equity securities and others	163
Losses on write-down of equity securities and others	2,046
Losses on monetary assets held in trust	233
Other operating expenses — others	9,066
Total operating expenses	126,370

SHINSEI BANK, LIMITED

NON-CONSOLIDATED STATEMENTS OF INCOME — (Continued)
For the fiscal year ended March 31, 2005

	Millions of yen
NET OPERATING INCOME	¥ 46,697
Extraordinary gains	18,737
Gain on disposal of premises and equipment	2
Recoveries of written-off claims	638
Other extraordinary income	18,095
Extraordinary losses	575
Loss on disposal of premises and equipment	422
Provision to reserve for loss on disposal of premises and equipment	153
Income before Income Taxes	64,859
Income taxes — current	(2,374)
Income taxes — deferred	(864)
NET INCOME	68,097
Unappropriated retained earnings brought forward	243,351
Interim cash dividends	3,688
Appropriation to legal reserve	737
Unappropriated retained earnings at end of fiscal year	¥307,022

(Notes to non-consolidated statements of income)

1. All yen amounts are rounded down to millions of yen.

2. Total income from transactions with subsidiaries: ¥3,922 million

   Total expenses from transactions with subsidiaries: 1,658

3. Net income per share was ¥47.27.

4. Diluted net income per share was ¥35.32.

5. Gains and losses from transactions for trading purpose are included in "trading income" and "trading expense" in the income statement on a contract date basis. Trading income and trading expenses include interest received and paid, the amounts of increases/decreases in valuation gains/losses during the reported period for securities and monetary claims, and the net change in valuation gains/losses during the reported period using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

6. "Other extraordinary income" included a ¥17,804 million gain on the reversal of reserve for credit losses.

7. The "Law for Partial Revision of the Local Tax Law, etc." (March 2003, Law No. 9) was promulgated on March 31, 2003, partially revising the tax basis for enterprise taxes to the "value-added amount" and the "amount of capital, etc." effective the fiscal year starting April 1, 2004. As a result, effective this fiscal year, enterprise taxes based on the "value-added amount" and the "amount of capital, etc." are included in the general and administrative expenses category pursuant to the provisions of the "Practical Guideline for Income Statement Presentation of the Sized-Based Corporate Taxation Portion" (Accounting Standard Board of Japan/Practical Handling Report No. 12).

8. Traditionally, the statement of income had been prepared pursuant to Form #2-2 of Annex to the Long-Term Credit Bank Law Enforcement Regulation. Effective this fiscal year, however, the statement of income was prepared pursuant to Form #3-2 of Annex of the Banking Law Enforcement Regulation because the Bank changed its charter to that of an ordinary bank as of April 1, 2004.

Appropriation of Retained Earnings for the 5th Fiscal Year

Shinsei Bank, Ltd.

Items	Amount (Yen)	
Unappropriated retained earnings at end of current fiscal year		307,022,297,547
Appropriation:		4,426,936,806
Legal reserve		738,000,000
Cash dividends for class A preferred stock	(6.50 yen per share)	484,432,000
Cash dividends for class B preferred stock	(2.42 yen per share)	1,452,000,000
Cash dividends for common shares	(1.29 yen per share)	1,752,504,806
Retained earnings brought forward to the next fiscal year		302,595,360,741

Notes concerning the appropriation of retained earnings for the 5th fiscal year:

1. Medium- to long-term policy regarding the appropriation of retained earnings

The Bank's basic dividend policy is to first ensure future profit levels and management performance, then to appropriate dividends to shareholders in line with global standards, while maintaining the necessary balance between corporate stability and internal reserves.

2. Reasons for appropriation of retained earning for the current fiscal year

For the current fiscal year, we determined dividends for preferred shares as provided by the terms and conditions thereof, and we determined ¥1.29 per share as dividends for common shares as a result of our consideration of the balance of dividends and internal reserve, and the Revitalization Plan which was adopted in conjunction with the injection of public funds while we depended upon the above plan. This dividend, plus the interim dividend of ¥1.29 per share, brings total dividends for the year to ¥2.58 per share, up ¥0.36 per share, or 16.2%, from the preceding fiscal year.

[TRANSLATION]

INDEPENDENT AUDITORS' REPORT

May 18, 2005

To the Board of Directors of
Shinsei Bank, Limited:

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Shigeru Furusawa

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Yoriko Goto

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Shigeru Miyazaki

Pursuant to fourth clause of Article 21-26 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Shinsei Bank, Limited for the fifth fiscal year from April 1, 2004 to March 31, 2005. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the

[TRANSLATION]

accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

Our firm provides non-audit services that are permitted to provide simultaneously as audit services to attest clients under the second clause of Article 2 of the Certified Public Accountants Law on a recurring basis.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

This translation is made for convenience only. The original report issued in the Japanese language.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Shinsei Bank, Limited (the "Company") audited the execution by Directors and Executive Officers of their duties during the 5th fiscal year (from April 1, 2004 to March 31, 2005) and, based on the result of the audit, hereby reports as follows:

1. Method of Audit in Outline

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the "Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha" (hereinafter referred to as the "Special Exceptions Law") and Article 193 of the Enforcement Regulations of the Commercial Code of Japan and the system in general concerning the internal control of the Company established thereunder. And in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties including internal control related issue, inspected important decision documents, etc., made investigation into the state of activities and property, and received reports or heard from the subsidiaries on their business operations and made investigation into the state of their activities and property when necessary. In addition, we received from the Company's Accounting Auditors reports on and account of their audit and examined the financial statements and the supporting schedules based on such reports and accounts.

With respect to competitive transactions by Directors of Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and is subsidiaries of shareholders, acquisition and disposition by the Company of its shares, etc., we, in addition to the above mentioned auditing method, requested reports on such transactions from the Directors, Executive Officers and others as necessary, and investigated any such transactions in detail.

2. Results of our audit

(1) We acknowledge that the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the Special Exceptions Law and Article 193 of the Enforcement Regulations of the Commercial Code of Japan are proper.

(2) We acknowledge that the method and results of the audit made by the Company's Accounting Auditors, Deloitte Touche Tohmatsu are proper.

(3) We acknowledge that the business report fairly presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation.

(4) We acknowledge that the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances.

(5) We acknowledge that the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out.

(6) We acknowledge that there are no material facts in the execution of the duties of any Director or Executive Officer concerning his unjust action or his violation of the laws and regulations of Japan or the Articles of Incorporation.

In addition, we acknowledge that there is no failure by the Directors or Executive Officers in the execution of their duties in connection with: (i) any transactions by Directors or Executive Officers on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company:

(iii) the gratuitous grant or benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own share and dispositions thereof.

(7) We have nothing to point out with respect to the execution by the Directors or Executive Officers of their duties by investigation of the subsidiaries of the Company.

May 19th, 2005

The Audit Committee of Shinsei Bank, Limited

Akira Aoki
Nobuaki Ogawa
Shigeru Kani
Yasuharu Nagashima

Note: All the member of the Audit Committee are outside directors as stipulated in Article 188, paragraph 2, 7-2 of the Commercial Code of Japan and not statutory executive officers.

Reference Materials Related to Exercise of Voting Rights

1. Number of voting rights of all shareholders 1,358,378 voting rights

2. Agenda and References

Agenda 1 Election of Seventeen (17) Directors

This is to propose to elect following Seventeen (17) directors, since all directors shall be completed their terms of office at the end of this Shareholder's Meeting.

Career summary of the candidates is as follows.

No	Name (Date of Birth)	Personal History			Ownership (# of Shares)
1	Masamoto Yashiro (February 14, 1929)	1958Y	6M	Joined Standard-Vacuum Oil Company Japan Division (Predecessor of Exxon Mobil Private Limited)	Nil
		1972Y	9M	Executive Assistant to Chairman & CEO, Standard Oil Co. of New Jersey (Predecessor of Exxon Mobil Corp.)	
		1974Y	6M	President, Esso Sekiyu K.K.	
		1979Y	8M	Director & Executive Vice President, Esso Eastern Inc.	
		1986Y	2M	President, Esso Sekiyu K.K.	
		1989Y	11M	Country Corporate Officer-Japan, Citibank, N.A.	
		2000Y	3M	Director, Chairman and CEO, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
		2004Y	8M	Member of the Council of International Advisers, China Banking Regulatory Commission (Current)	
		2004Y	9M	Independent Director, China Construction Bank Corporation (Current)	
2	Thierry Porté (June 28, 1957)	1979Y	9M	Joined Morgan Stanley, New York	406,202
		1991Y	1M	Managing Director	
		1995Y	9M	President, Morgan Stanley Japan	
		2003Y	11M	Joined Shinsei Bank, Limited Corporate Executive Officer and Vice Chairman	
		2004Y	6M	Director, Vice Chairman, Shinsei Bank, Limited (Current)	
3	Junji Sugiyama (April 15, 1946)	1970Y	5M	Joined The Sanwa Bank, Limited (Predecessor of UFJ	Nil
		1996Y	6M	Bank) Director	
		1999Y	6M	Managing Executive Officer	
		2001Y	4M	Managing Executive Officer, UFJ Holdings, Inc.	
		2002Y	1M	Senior Executive Officer	
		2002Y	4M	Advisor, APLUS Co., Ltd.	
		2002Y	6M	President (Current)	
4	Teruaki Yamamoto (November 24, 1948)	1971Y	4M	Joined The Long-Term Credit Bank of Japan, Ltd. (Predecessor of Shinsei Bank, Limited)	1,243
		2000Y	6M	Corporate Executive Officer	
		2001Y	6M	Managing Director	
		2002Y	6M	Senior Managing Director	
		2004Y	6M	Senior Managing Executive Officer (Current)	
		2005Y	2M	Director, APLUS Co., Ltd. (Current)	

No	Name (Date of Birth)			Personal History	Ownership (# of Shares)
5	Akira Aoki	1953Y	4M	Joined The Bank of Japan	Nil
	(November 30, 1931)	1985Y	9M	Executive Director	
		1989Y	10M	Deputy Governor, The Export-Import Bank of Japan	
		1992Y	6M	President, Japan Securities Finance Co., Ltd.	
		1998Y	6M	Chairman	
		2000Y	3M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
		2002Y	6M	Senior Advisor, Japan Securities Finance Co., Ltd. (Current)	
6	Michael J. Boskin	1970Y	9M	Assistant Professor, Stanford University	105,783
	(September 23, 1945)	1978Y	9M	Professor	
		1989Y	1M	Chairman, President's Council of Economic Advisers	
		1993Y	9M	T.M.Friedman Professor of Economics and Senior Fellow, Hoover Institution, Stanford University (Current)	
		1994Y	4M	Director, Oracle Corporation (Current)	
		1999Y	6M	Director, Vodafone Group PLC (Current)	
		2000Y	3M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
7	Emilio Botín	1958Y	10M	Joined Banco Santander	Nil
	(October 1, 1934)	1977Y	10M	CEO	
		1986Y	12M	Chairman	
		1999Y	4M	Chairman, Banco Santander Central Hispano SA	
		2000Y	4M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
		2003Y	7M	Chairman, Grupo Santander (Current)	
8	Timothy C. Collins	1974Y	1M	Joined Cummins Engine Company	25,375,644
	(October 8, 1956)	1981Y	9M	Joined Booz, Allen & Hamilton, Inc.	
		1984Y	8M	Joined Lazard Frere & Co., LLC	
		1990Y	1M	Joined Onex Corporation	
		1995Y	10M	CEO, Ripplewood Holdings, LLC (Current)	
		2000Y	3M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
		2005Y	3M	CEO and Director, RHJ International S.A. (Current)	
9	J. Christopher Flowers	1979Y	3M	Joined Goldman Sachs	88,283,355
	(October 27, 1957)	1988Y	12M	Partner	
		1996Y	10M	Director, The Enstar Group, Inc. (Current)	
		2000Y	3M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
		2002Y	11M	Chairman, J.C.Flowers & Co., LLC (Current)	

No	Name (Date of Birth)	Personal History			Ownership (# of Shares)
10	Takashi Imai (December 23, 1929)	1952Y	4M	Joined Fuji Iron & Steel Co., Ltd. (Predecessor of Nippon Steel Corporation)	Nil
		1993Y	6M	Representative Director and President	
		1998Y	4M	Representative Director and Chairman of the Board of Directors	
		2000Y	3M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
		2002Y	5M	Honorary Chairman, Japan Business Federation (Nippon Keidanren) (Current)	
		2003Y	6M	Senior Advisor, Honorary Chairman, Nippon Steel Corporation (Current)	
11	Shigeru Kani (September 20, 1943)	1966Y	4M	Joined The Bank of Japan	Nil
		1992Y	5M	Executive Auditor and Senior Advisor to the Chairman, The Tokyo International Financial Futures Exchange	
		1996Y	5M	Director, Administration Department, The Bank of Japan	
		1999Y	5M	Executive Managing Director, Tokyo Stock Exchange	
		2002Y	4M	Advisor, NEC Corporation (Current)	
		2004Y	6M	Director, Shinsei Bank, Limited (Current)	
12	Fred H. Langhammer (January 13, 1944)	1970Y	9M	General Manager of Import Division, Dodwell Japan	Nil
		1975Y	1M	Joined Estée Lauder, Japan, President	
		1985Y	9M	COO, The Estée Lauder Companies Inc.	
		1995Y	9M	President and COO	
		2000Y	1M	CEO	
		2003Y	3M	Director, The Gillette Company (Current)	
		2004Y	7M	Chairman, Global Affairs, The Estée Lauder Companies Inc. (Current)	
		2005Y	1M	Director, The Walt Disney Company (Current)	
13	Minoru Makihara (January 12, 1930)	1956Y	3M	Joined Mitsubishi Corporation, Tokyo	
		1987Y	6M	President, Mitsubishi International Corporation, New York	
		1992Y	6M	President, Mitsubishi Corporation, Tokyo	
		1998Y	4M	Chairman	
		2000Y	3M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	Nil
		2000Y	5M	Vice Chairman, Japan Business Federation (Nippon Keidanren)	
		2004Y	4M	Senior Corporate Advisor, Mitsubishi Corporation, Tokyo (Current)	
		2004Y	9M	Director, IBM Corporation (Current)	
14	Yasuharu Nagashima (June 22, 1926)	1953Y	4M	Attorney at Law in Japan	Nil
		1961Y	1M	Partner, Nagashima & Ohno (Predecessor of Nagashima Ohno & Tsunematsu)	
		1997Y	1M	Advisor, Nagashima Ohno & Tsunematsu (Current)	
		2003Y	4M	Member, Advisory Committee of Tokyo University Law School (Current)	
		2004Y	6M	Director, Shinsei Bank, Limited (Current)	

No	Name (Date of Birth)			Personal History	Ownership (# of Shares)
15	Lucio A. Noto	1962Y	6M	Joined Mobil Corporation	9,000
	(April 24, 1938)	1994Y	3M	Chairman and CEO	
		1995Y	2M	Director, IBM Corporation (Current)	
		1998Y	1M	Director, Altria Group, Inc. (Current)	
		1999Y	12M	Vice Chairman, Exxon Mobil Corporation	
		2001Y	3M	Managing Partner, Midstream Partners, LLC (Current)	
		2001Y	5M	Director, United Auto Group, Inc. (Current)	
16	Nobuaki Ogawa	1968Y	4M	Attorney at Law in Japan	Nil
	(March 13, 1939)	1970Y	8M	Partner, Ogawa Law Office (Current) (Predecessor of Ogawa Tomono Law Office)	
		1992Y	4M	Vice Chairman, Tokyo Bar Association	
		1996Y	4M	Secretary General, Japan Federation of Bar Associations	
		1998Y	11M	Statutory Auditor, The Long-Term Credit Bank of Japan, Ltd	
		2000Y	3M	Director, Shinsei Bank, Limited (Current) (Formerly The Long-Term Credit Bank of Japan, Ltd.)	
17	John S. Wadsworth, Jr.	1963Y	8M	Joined The First Boston Corporation	20,000
	(September 12, 1939)	1978Y	10M	Joined Morgan Stanley	
		1987Y	3M	President, Morgan Stanley Japan	
		1992Y	1M	Chairman, Morgan Stanley Asia Limited	
		2001Y	2M	Advisory Director, Morgan Stanley (Current)	
		2001Y	8M	Partner, Manitou Ventures (Current)	
		2005Y	5M	Special Director, Ceyuan Ventures (Current)	

(Remark) Of those candidates listed above, the following 13 persons are qualified as "Outside Director" as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan

Messrs. Akira Aoki, Michael J. Boskin, Emilio Botín, Timothy C. Collins, J. Christopher Flowers, Takashi Imai, Shigeru Kani, Fred H. Langhammer, Minoru Makihara, Yasuharu Nagashima, Lucio A. Noto, Nobuaki Ogawa, John S. Wadsworth, Jr.

Agenda No. 2 Partial Revisions of "Articles of Incorporation"

1) Grounds for the revisions

i To clarify the segregation between business executions and its supervision, the "Chairman of the Board" will be designated to preside at meetings of the Board of Directors, while the "President" will be designated to preside over the meeting of shareholders so that the "President" would be clearly placed as the center of the business executions. Article 16 of the Articles of Incorporation shall be established as well as current Article 10, 11, 19 and 20 shall be necessarily changed to cope with this policy.

ii Following that Shinsei Bank has converted to the ordinary bank from the long-term credit bank as of April 1, 2004, Chapter VII "Long-Term Credit Debentures" of the current Articles of Incorporation which prescribes about the debentures issued by Shinsei Bank shall be deleted.

iii To clarify the contents of the exemption of Directors and Statutory Auditors from their liabilities prior to the transition to the company with committees stipulated at the supplementary provision (current Article 37), text of Article 19-2 and 25-2 in the former Articles of Incorporation shall be pasted at the provision therein.

iv Technical change such as number of Articles and Chapters or necessary revision according to above revisions shall be made in due course.

2) Comparison of the revision

Followings are contents of revision and comparison with current Articles of Incorporation. (Underlined words are revised parts.)

Comparison of Changes for Rules of A/I

Current Articles	**Proposed Amendments**
CHAPTER II-2 PREFERRED SHARES	CHAPTER II-2 PREFERRED SHARES
Article 9-2. (Preferred Dividends)	Article 9-2. (Preferred Dividends)
1. In the event that dividends are to be paid by the Bank as provided for in Article 33, the Bank shall pay the preferred dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Pledgees");	1. In the event that dividends are to be paid by the Bank as provided for in Article 32, the Bank shall pay the preferred dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Pledgees");
(Skip the rest)	*(Same as at present)*
Article 9-3. (Preferred Interim Dividends)	Article 9-3. (Preferred Interim Dividends)
In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 34, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees.	In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 33, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees.
(Skip the rest)	*(Same as at present)*
CHAPTER III MEETINGS OF SHAREHOLDERS	CHAPTER III MEETINGS OF SHAREHOLDERS
Article 10. (Holding of Meetings of Shareholders)	Article 10. (Holding of Meetings of Shareholders)
3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by **the Chairman** of the Bank in accordance with a resolution of the Board of Directors.	3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by **the President** of the Bank in accordance with a resolution of the Board of Directors.
4. In case **the Chairman** is vacant or unable to act, **the Vice Chairman** of the Bank shall call the meeting, and in case both **the Chairman** and **the Vice Chairman** are vacant or unable to act, **the President of the Bank shall call the meeting. In case all of the Chairman, the Vice Chairman and the President are vacant or unable to act**, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall call the meeting.	4. In case **the President** is vacant or unable to act, **the Chairman** of the Bank shall call the meeting, and in case both **the President** and **the Chairman** are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall call the meeting.

Current Articles	Proposed Amendments
Article 11. (Chairman of Meetings of Shareholders)	Article 11. (Chairman of Meetings of Shareholders)
1. Meetings of shareholders of the Bank shall be presided over by **the Chairman**.	1. Meetings of shareholders of the Bank shall be presided over by **the President**.
2. In case **the Chairman** is vacant or unable to act, **the Vice Chairman** shall preside over the meeting; and in case both **the Chairman** and **the Vice Chairman** are vacant or unable to act, **the President of the Bank shall preside over the meeting. In case all of the Chairman, the Vice Chairman and the President are vacant or unable to act**, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting.	2. In case **the President** is vacant or unable to act, **the Chairman** shall preside over the meeting; and in case both **the President** and **the Chairman** are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting.
CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS
(Newly Added)	**Article 16. (Chairman of the Board)** **The Board of Directors may by a resolution of the Board elect one (1) Chairman of the Board from among the directors.**
Article 16-18 *(Omitted)*	Article 17-19 *(Same as at present)*
Article 19. (Calling of Meetings of the Board of Directors)	Article 20. (Calling of Meetings of the Board of Directors)
1. A meeting of the Board of Directors shall be called by **the Chairman who is also a director** or, in case the office of **the Chairman** is vacant, **the Chairman is not a director** or **the Chairman** is unable to act, by **the Vice Chairman** who is also a director.	1. A meeting of the Board of Directors shall be called by **the Chairman of the Board** or, in case the office of **the Chairman of the Board** is vacant or **the Chairman of the Board** is unable to act, by **the President** who is also a director.
2. In case both **the Chairman** and **the Vice Chairman** are vacant, unable to act **or not directors, the President of the Bank shall call such meeting. In case all of the Chairman, the Vice Chairman and the President are vacant, unable to act or not directors**, one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.	2. In case both **the Chairman of the Board** and **the President (including the case that the President is not a director)** are vacant or unable to act, one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.
Article 20. (Chairman of Meetings of the Board of Directors)	Article 21. (Chairman of Meetings of the Board of Directors)
1. **The Chairman who is also a director** shall preside over meetings of the Board of Directors, and in case the office of **the Chairman** is vacant, **the Chairman is not a director** or **the Chairman** is unable to act, **the Vice Chairman**, who is also a director, shall preside over the meetings.	1. **The Chairman of the Board** shall preside over meetings of the Board of Directors, and in case the office of **the Chairman of the Board** is vacant or **the Chairman of the Board** is unable to act, **the President**, who is also a director, shall preside over the meetings.
2. In case both **the Chairman** and **the Vice Chairman is** vacant, unable to act **or not directors, the President of the Bank shall preside over the meeting. In case all of the Chairman, the Vice Chairman and the President is vacant, unable to act or not directors, one of the other directors**, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.	2. In case both **the Chairman of the Board** and **the President (including the case that the President is not a director) are** vacant or unable to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.
Article 21-28 *(Omitted)*	Article 22-29 *(Same as at present)*
CHAPTER VII LONG-TERM CREDIT DEBENTURES **Article 29. (Name of Debentures)** **The Debentures to be issued by the Bank shall be called Long-Term Credit Debentures.** **Article 30. (Limit of Issuing Debentures)** **The Bank may issue Debentures up to an amount which is permitted under the Law concerning Merger and Conversion of Financial Institutions or other laws.**	**(Deleted)**

Current Articles	Proposed Amendments
CHAPTER VIII ACCOUNTING	CHAPTER VII ACCOUNTING
Article 31-36 *(Omitted)*	Article 30-35 *(Same as at present)*
CHAPTER IX SUPPLEMENTARY PROVISION	CHAPTER VIII SUPPLEMENTARY PROVISION
Article 37. (Exemption of Directors and Statutory Auditors from Their Liabilities Prior to the Transition to the Company with Committees of the Board of Directors) *(Omitted)*	Article 36. (Exemption of Directors and Statutory Auditors from Their Liabilities Prior to the Transition to the Company with Committees of the Board of Directors) *(Same as at present)*
(Newly Added)	**<Articles 19-2 and 25-2 before the amendment>** **Article 19-2. (Limitation of Liabilities of Directors)** **1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors from their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to the extent permitted by laws and regulations.** **2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code.** **Article 25-2. (Limitation of Liabilities of Statutory Auditors)** **The Bank may, by a resolution of the Board of Directors of the Bank, exempt Statutory Auditors from their liabilities to the extent permitted by laws and regulations.**

Agenda No. 3 Issuance of Stock Acquisition Rights as stock options to directors and other staff of the Bank and its subsidiaries

This is to request approval on the issuance of Stock Acquisition Rights as stock options to a part of directors, Statutory Executive Officers and employees of the Bank as well as directors and employees of its wholly owned subsidiaries in the following manner pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

1. Reason for issuing Stock Acquisition Rights under especially favorable conditions

Stock Acquisition Rights shall be issued to a part of directors, Statutory Executive Officers and employees of the Bank as well as directors and employees of its wholly owned subsidiaries free of charge for the purpose of accelerating their willingness and morale to improve the performance of the Bank group and thus increasing corporate value of the Bank group.

The Board of Directors of the Bank shall issue Stock Acquisition Rights which have different exercise periods and exercise conditions under the scope approved as "3. Outline of issuance of Stock Acquisition Rights" below.

2. Persons receiving Stock Acquisition Rights

Up to 24,000 Stock Acquisition Rights shall be allocated to a part of directors, Statutory Executive Officers and employees of the Bank as well as directors and employees of its wholly owned subsidiaries.

3. Outline of issuance of Stock Acquisition Rights

(1) Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights

Common shares of the Bank: Up to a total of 24,000,000 shares

If the Bank carries out a stock split or reverse stock split, the number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula. Provided however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split or reverse stock split and any fractional shares less than one share that may result from such adjustments shall be rounded off.

Number of shares after adjustment = number of shares before adjustment × ratio of split or reverse split

Furthermore, if the Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company [which allocates its shares to our company or its shareholders] (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company [which allocates its shares to the Bank or its shareholders] (*kyuushuu bunkatsu*), the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

(2) Number of Stock Acquisition Rights to be issued

Up to 24,000 (One thousand common shares may be purchased by exercising one Stock Acquisition Right. Provided, however, that adjustments similar to the previous paragraph shall be made if adjustments are made to the number of shares as stipulated in the previous paragraph.)

(3) Issue price of Stock Acquisition Right

Free of charge.

(4) Amount of money to be paid upon exercise of Stock Acquisition Rights

The amount payable upon exercising one Stock Acquisition Right shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercise Price") and the number of shares that can be purchased through the exercise of one Stock Acquisition Right as determined in (2) above.

The Exercise Price shall be the average value of the closing price of Bank's common shares at the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of issuance of Stock Acquisition Rights (excluding days on which no transactions are concluded) and rounded up to the nearest yen. However, if said value is lower than the closing price on the issuance date, the closing price of the issuance date itself shall be the Exercise Price.

If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{Number of increase in shares as a result of split/new issuance}}$$

(In the case of a reverse stock split, the number of outstanding shares minus the number of shares merged)

Furthermore, if Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and becomes its 100% parent company, if the Bank spins off its business to establish a new company [which allocates its shares to the Bank or its shareholders] (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company [which allocates its shares to the Bank or its shareholders] (*kyuushuu bunkatsu*), the Bank may adjust the Exercise Price as considered necessary.

(5) Exercise Period of Stock Acquisition Rights

The Board of Directors shall determine the exercise period of Stock Acquisition Rights within the period from the issue date of Stock Acquisition Rights to June 23, 2015.

(6) Conditions for exercising Stock Acquisition Rights

i In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

ii Stock Acquisition Rights may not be pledged as collateral or disposed of in any other way.

iii Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Right" to be entered into between the Bank and a part of directors, Statutory Executive Officers and employees of the Bank as well as directors and employees of its wholly owned subsidiaries who are entitled to the allotment of Stock Acquisition Rights based on the resolution of this General Meeting of Shareholders and the Meeting of Board of Directors of the Bank to be held subsequently.

(7) Retirement of Stock Acquisition Rights

i If the General Meeting of Shareholders approves a merger agreement that stipulates the Bank as the dissolving company or if the General Meeting of Shareholders approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge.

ii If persons who received Stock Acquisition Rights fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Right" in (6) iii herein or the legal heir of a Stock Acquisition Rights holder does not take the succession procedures stipulated in (6) i and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock Acquisition Rights herein.

(8) Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Bank.

Agenda No. 4 Acquisition of Treasury Shares

In order to implement the stock option plan for Directors and other staff of the Bank and its subsidiaries and in order to conduct flexible capital management in response to changes in the business environment, approval is sought to acquire treasury shares up to 25 million common shares at 17.5 billion yen as the maximum aggregate acquisition price pursuant to Article 210 of the Commercial Code from the closing of this annual general meeting of shareholders to the closing of the immediately following annual general meeting of shareholders.

End

Procedures for Exercising Voting Rights via the Internet

Please take note of the following instructions before exercising voting rights via the Internet.

1. Website for Exercising Voting Rights

(1) Voting rights can be exercised via the Internet by accessing the website for exercising voting rights, http://www.evote.jp/, only from a personal computer or an appropriate mobile phone (i-mode, EZweb or Vodafone live!).

Note: "i-mode," "EZweb" and "Vodafone live!" are trademarks owned, respectively, by NTT DoCoMo, Inc., KDDI Corporation and Vodafone Group Plc.

(2) Please be aware that when exercising voting rights from a personal computer, it is possible that some shareholders may not be able to exercise voting rights via the Internet, depending on Internet environment settings, such as the use of firewalls, antivirus software settings or the use of proxy servers.

(3) In order to exercise voting rights via mobile telephone, the shareholder must be enrolled in one of three services: i-mode, EZweb or Vodafone live! In addition, the mobile telephone that is used must allow for encrypted transmission, using a secure socket layer (SSL) and information transmission. Please be aware that mobile telephone models that do not meet these requirements may not be used.

(4) Shareholders may exercise their voting rights via the Internet until 12:00 midnight on Thursday, June 23, 2005, the day before the annual general meeting of shareholders. However, we urge shareholders to exercise their voting rights at their earliest convenience and if you have questions, please contact the Helpdesk described below.

2. Exercising Voting Rights via the Internet

(1) When exercising voting rights through the Internet, you must enter the "Voting Rights Exercise Code" and "Temporary Password", both of which are contained in the enclosed form for exercising voting rights. Please follow the instructions on the screen to vote in favor of or against the proposed items.

(2) To prevent impersonation, whereby people other than the valid shareholders gain unauthorized access or alter votes cast during the exercise of voting rights, when shareholders use the Internet to access the website for exercising voting rights, they will be prompted to select a new password to replace their temporary password, to acquire a digital certificate, or, if accessing the site via mobile phone, to transmit telephone number information.

(3) A new code for "Voting Rights Exercise Code" will be issued to the shareholder each time a general meeting of shareholders is convened. However, as for shareholders who agreed to receive notices of general meeting of shareholders by email, the password will remain valid until it is changed by the shareholder, so please take appropriate precautions in managing your password.

3. Voting Rights Exercised More than Once

(1) In the event that voting rights are exercised both through postal mail and through the Internet, the exercise of rights via the Internet shall be taken as the effective exercise of rights.

(2) Voting rights can be exercised via the Internet using the website for exercising voting rights multiple times for the purpose of revising a previous vote. In the event that voting rights are exercised multiple times, the last vote shall be considered the effective exercise of rights. If voting rights are exercised multiple times, using both a personal computer and mobile telephone, the last vote shall be considered the effective exercise of rights.

4. Costs of Accessing the Website for Exercising Voting Rights

Any costs incurred to access the website for exercising voting rights, such as Internet connection dial-up costs or telephone charges, shall be borne by the shareholder exercising voting rights. Any costs incurred by use of a mobile phone such as packet communication costs shall be borne by the shareholder.

5. Method of Receiving Notices of Shareholders' Meetings

Beginning from the next annual general meeting of shareholders, shareholders may elect to receive notices about the general meeting of shareholders via e-mail, so please use a personal computer to take advantage of this opportunity and complete the appropriate procedure on the website for exercising voting rights. (Please note that this procedure cannot be conducted from a mobile telephone, nor can a mobile telephone e-mail address be specified as the method for receiving an invitation.)

End

Contact for system-related questions:
Helpdesk, Corporate Agency Department, UFJ Trust Bank Limited
Tel: 0120-173-027 (toll-free, available 9:00 a.m. -9:00 p.m.)